    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 5, 1998


                                                      REGISTRATION NO. 333-43217

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                AMENDMENT NO. 1
                                       TO


                                   FORM SB-2

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                           --------------------------

                                SURMODICS, INC.

             (Exact name of registrant as specified in its charter)

          MINNESOTA                          2899                  41-1356149
  (State or jurisdiction of      (Primary Standard Industrial   (I.R.S. Employer
incorporation or organization)       Classification Code)        Identification
                                                                    Number)

                                SURMODICS, INC.
                             9924 WEST 74TH STREET
                         EDEN PRAIRIE, MINNESOTA 55344
                                 (612) 829-2700

                         (Address and telephone number
        of principal executive offices and principal place of business)

                    DALE R. OLSETH, CHIEF EXECUTIVE OFFICER
                                SURMODICS, INC.
                             9924 WEST 74TH STREET
                         EDEN PRAIRIE, MINNESOTA 55344
                                 (612) 829-2700
           (Name, address and telephone number of agent for service)
                           --------------------------

                                   COPIES TO:


         DAVID R. BUSCH, ESQ.                    D. WILLIAM KAUFMAN, ESQ.
        MELODIE R. ROSE, ESQ.                     MICHAEL J. KOLAR, ESQ.
       Fredrikson & Byron, P.A.              Oppenheimer Wolff & Donnelly LLP
 900 Second Avenue South, Suite 1100       45 South Seventh Street, Suite 3400
     Minneapolis, Minnesota 55402              Minneapolis, Minnesota 55402
            (612) 347-7000                            (612) 607-7000


                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                           --------------------------

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                             PROPOSED MAXIMUM    PROPOSED MAXIMUM
        TITLE OF EACH CLASS OF             AMOUNT TO BE       OFFERING PRICE        AGGREGATE           AMOUNT OF
     SECURITIES TO BE REGISTERED          REGISTERED(1)        PER SHARE(2)     OFFERING PRICE(2)    REGISTRATION FEE
Common Stock, $0.05 per share par
  value...............................   2,300,000 shares         $8.50            $19,550,000            $5,768

(1) Includes 300,000 shares purchasable by the Underwriters to cover over-allotments.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVENESS UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 5, 1998


                                2,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK


    All of the shares of Common Stock offered hereby are being sold by SurModics, Inc. Prior to this offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $7.50 and $8.50 per share. See "Underwriting" for the factors considered in determining the initial public offering price. The Company has applied for quotation of the Common Stock on the Nasdaq National Market under the symbol "SRDX."


                            ------------------------


        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.


                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
              THIS PROSPECTUS. ANY REPRESENTATION TO THE
                              CONTRARY IS A CRIMINAL OFFENSE.

                                                                                  UNDERWRITING
                                                                PRICE TO          DISCOUNT AND        PROCEEDS TO
                                                                 PUBLIC         COMMISSIONS (1)       COMPANY (2)
Per Share................................................          $                   $                   $
Total (3)................................................  $                   $                   $

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $350,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 300,000 additional shares solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions, and Proceeds to Company will be $      , $
    and $      , respectively. See "Underwriting."

    The shares of Common Stock are offered by the several Underwriters subject to prior sale, when, as and if delivered to and accepted by them, and are subject to the right of the Underwriters to withdraw, cancel or modify such offer and to reject any order in whole or in part. It is expected that delivery
of the shares of Common Stock will be made on or about              , 1998.

                            ------------------------

                   JOHN G. KINNARD AND COMPANY, INCORPORATED
                                  ------------

              The date of this Prospectus is                , 1998

                                     [LOGO]

                    Providing surface modification solutions
                           to optimize medical device
                                  performance

                      [ANATOMICAL DEPICTION OF HUMAN BODY]

NEUROLOGICAL
guide catheters
infusion catheters
guidewires
hydrocephalic shunts

CARDIOVASCULAR                                CARDIAC RHYTHM MANAGMENT
stents                                        pacemaker leads
guidewires                                    electrophysiology catheters
guide catheters
angioplasty catheters
heart valves
vascular grafts

                                              SURGICAL DEVICES
                                              endoscopy devices
                                              chest wound drains

UROGENITAL                                    PERIPHERAL VASCULAR
urinary catheters                             vascular grafts
penile implants                               stents
incontinence devices                          catheters
ureteral stents                               guidewires

                                              ORTHOPEDIC
                                              bone repair
                                              cartilage repair

    The following are registered trademarks of the Company:
"PhotoLink-Registered Trademark-", "StabilCoat-Registered Trademark-" and "StabilZyme-Registered Trademark-". The Company's applications for the federal registration of its trademarks "SurModics-TM-", "StabilGuard-TM-" and "StabilZyme Select-TM-" are pending.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                                 PhotoLink-Registered Trademark-

[ILLUSTRATION OF PHOTOLINK COATING PROCESS
 BONDING BIOMOLECULES TO A SURFACE]
BIOMOLECULE
IMMOBILIZATION

PhotoLink is a versatile, easily applied light-activated coating technology that can impart a variety of performance-enhancing characteristics to the surface of medical devices.

           [PHOTOGRAPH OF UNCOATED MATERIAL WITH NON-ABSORBED LIQUID
                    AND COATED MATERIAL WITH ABSORBED LIQUID]
                                  WETTABILITY

          [PHOTOGRAPH OF UNCOATED MATERIAL WITH BLOOD CELL ATTACHMENT
                  AND COATED MATERIAL WITHOUT SUCH ATTACHMENT]
                               HEMOCOMPATIBILITY

                                                 [MICROSCOPIC PHOTOGRAPH OF BONE
                                                                   REGENERATION]
                                                     TISSUE ENGINEERING SURFACES

[ILLUSTRATION OF DRUG MOLECULES TRAPPED WITHIN A MATRIX OF POLYMERS BONDED
 TO A SURFACE OF A STENT]
DRUG DELIVERY

                              [PHOTOGRAPH OF LIQUID BEADS ON AN UNCOATED SURFACE
                                        AND NO LIQUID BEADS ON A COATED SURFACE]
                                                                       LUBRICITY

[MICROSCOPIC PHOTOGRAPHS OF UNCOATED MATERIAL COVERED WITH BACTERIA
 AND COATED MATERIAL WITH ALMOST NO BACTERIA]

                              INFECTION RESISTANCE

                               PROSPECTUS SUMMARY

    THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND THE NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS (I) ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION, (II) ASSUMES PRO FORMA CONVERSION OF ALL OUTSTANDING SHARES OF SERIES A CONVERTIBLE PREFERRED STOCK INTO 1,507,312 SHARES OF COMMON STOCK TO BE EFFECTED UPON THE CLOSING OF THIS OFFERING AND (III) REFLECTS A 4-FOR-1 STOCK SPLIT OF THE COMMON STOCK EFFECTED ON DECEMBER 22, 1997. SEE "DESCRIPTION OF CAPITAL STOCK" AND "UNDERWRITING."

                                  THE COMPANY

    SurModics, Inc. ("SurModics" or the "Company") is a leading provider of surface modification solutions to the medical device industry. The Company's primary focus is the commercialization of its patented PhotoLink process through third-party licensing arrangements. PhotoLink is a versatile, easily applied, light-activated coating technology that modifies medical device surfaces by creating covalent bonds between those surfaces and a variety of chemical agents. Through the PhotoLink process, these chemical agents can impart many performance-enhancing characteristics, such as lubricity, hemocompatibility, infection resistance and drug delivery, onto the surface of a medical device without materially changing the dimensions or physical properties of the device. The Company believes that medical device manufacturers who utilize the Company's technology are able to significantly improve the performance of their products and, in many cases, differentiate their products in a highly competitive marketplace.

    The Company focuses on providing high value-added surface modification solutions to a variety of medical device markets and product categories. Examples of products in the market or under development that incorporate the PhotoLink technology include interventional cardiology catheters, vascular stents, interventional neurology catheters, guide wires and shunts, cardiac rhythm management devices, and urological and gynecological devices. The surface properties created by the PhotoLink technology have greatly reduced treatment times in catheter-based vascular procedures and have shown the potential to enhance the long-term performance of implantable devices by improving infection resistance and promoting host cell attachment, growth and subsequent tissue integration. The Company believes further opportunities exist to commercialize its PhotoLink technology for other market applications, such as biomolecule immobilization for use in the emerging field of DNA-based diagnostics.

    SurModics believes its PhotoLink technology has many advantages over other competing surface modification technologies. First, the PhotoLink technology can be applied to many different kinds of surfaces, which allows manufacturers a high degree of flexibility in designing their products. Second, the PhotoLink technology can immobilize a variety of chemical, pharmaceutical and biological agents, thereby imparting many different performance-enhancing characteristics to the device being coated. Third, the PhotoLink technology provides the medical device manufacturer with the ability to combine multiple surface-enhancing characteristics on the same device. Finally, the PhotoLink process is relatively simple and does not subject the medical devices to harsh chemical, pressure or temperature conditions during the coating process as is the case with some competing technologies. PhotoLink coatings are compatible with all generally accepted sterilization processes and the PhotoLink process does not require expensive, specialized manufacturing equipment. In addition, SurModics' customer service includes free proof-of-concept studies for potential applications, coating optimization for specific licensee applications, transfer of the technology to licensee manufacturing facilities, and assistance during the FDA approval process for PhotoLink coated devices.

    The Company has commercialized its PhotoLink technology through licensing arrangements with medical device manufacturers which apply the PhotoLink coatings to their own products. The Company believes this approach allows it to focus its resources on further development of its technology and expansion of its licensing activities, while leveraging the established manufacturing, sales and marketing capabilities of its licensees. Revenues from these arrangements include initial license fees, minimum royalties and earned royalties based on a percentage of licensees' product sales. The Company currently has license agreements with 32 companies covering 105 different applications, of which 59 are generating royalty revenues for the Company. Licensees of the PhotoLink technology include Cook Incorporated, Cordis Corporation (a Johnson & Johnson company), Medtronic PS Medical, Pacesetter, Inc. (a St. Jude Medical, Inc. company), Perclose, Inc., Sulzer Carbomedics (a division of Sulzer Medica USA Inc.) and Target Therapeutics, Inc. (a subsidiary of Boston Scientific Corporation).


    In addition to licensing its PhotoLink technology, the Company also licenses certain diagnostic technology to Abbott Laboratories for use with rapid point-of-care diagnostic tests, such as pregnancy and strep tests. The Company also manufactures and sells the chemical reagents used in the PhotoLink process and stabilization products used to extend the shelf-life of immunoassay diagnostic tests.


    The Company was incorporated under the laws of the State of Minnesota in June 1979. The Company changed its name from BSI Corporation to SurModics, Inc. in June 1997. The Company's executive offices are located at 9924 West 74th Street, Eden Prairie, Minnesota 55344, its telephone number is (612) 829-2700 and its Internet address is www.surmodics.com.


                                  THE OFFERING


Common Stock offered.........................  2,000,000 shares

Common Stock to be outstanding after this
  offering...................................  6,910,100 shares (1)

Use of Proceeds..............................  The Company intends to use proceeds from this offering for research and development, sales
                                               and marketing and upgrades to its
                                               manufacturing equipment, to strengthen its
                                               patent protection and for working capital and
                                               general corporate purposes. See "Use of
                                               Proceeds."

Proposed Nasdaq National Market symbol.......  SRDX


------------------------


(1) Includes 84,000 shares of Common Stock issued pursuant to restricted stock agreements as of the date of this Prospectus. Excludes, as of the date of this Prospectus, 1,233,200 shares of Common Stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $4.61 per share. See "Management--Stock Options" and "Description of Capital Stock."

                             SUMMARY FINANCIAL DATA
               (IN THOUSANDS, EXCEPT PER SHARE AND LICENSE DATA)


                                                                                                      THREE MONTHS ENDED
                                                         FISCAL YEAR ENDED SEPTEMBER 30,                 DECEMBER 31,
                                              -----------------------------------------------------  --------------------
                                                1993       1994       1995       1996       1997       1996       1997
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
STATEMENTS OF OPERATIONS DATA:
  Total revenues............................  $   4,630  $   4,618  $   5,956  $   6,182  $   7,582  $   1,655  $   1,909
  Operating costs and expenses..............      5,391      5,703      6,411      6,597      7,545      1,668      1,808
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income (loss) from operations.............       (761)    (1,085)      (455)      (415)        37        (13)       101
  Other income (expense), net...............        244        (17)       133        221        199         39         50
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income (loss).........................  $    (517) $  (1,102) $    (322) $    (194) $     236  $      26  $     151
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income (loss) per share (pro forma)
    (1)
    Basic...................................  $    (.13) $    (.26) $    (.07) $    (.04) $     .05  $     .01  $     .03
    Diluted.................................       (.13)      (.26)      (.07)      (.04)       .04        .00        .03
  Weighted average shares outstanding (pro
    forma) (1)
    Basic...................................      4,065      4,304      4,789      4,851      4,905      4,894      4,967
    Diluted.................................      4,065      4,304      4,789      4,851      5,393      5,400      5,432


                                                                                            SEPTEMBER 30,
                                                                   ---------------------------------------------------------------
                                                                      1993         1994         1995         1996         1997
                                                                      -----        -----        -----        -----        -----
SELECTED LICENSE DATA:
  Number of licensees............................................          15           19           26           28           32
  Number of licensed applications................................          34           44           77          101          106
  Number of licensed applications generating royalties...........          14           20           23           45           58


                                                                     DECEMBER 31,
                                                                         1997
                                                                   -----------------
SELECTED LICENSE DATA:
  Number of licensees............................................             32
  Number of licensed applications................................            105
  Number of licensed applications generating royalties...........             59



                                                                                              DECEMBER 31, 1997
                                                                                          -------------------------
                                                                                           ACTUAL    AS ADJUSTED(2)
                                                                                          ---------  --------------
BALANCE SHEET DATA:
  Cash, cash equivalents and investments................................................  $   3,637    $   18,087
  Total assets..........................................................................      6,341        20,791
  Total liabilities.....................................................................      1,073         1,073
  Total stockholders' equity............................................................      5,268        19,718


------------------------


(1) See Note 2 to Financial Statements for an explanation of the determination of weighted average shares outstanding (pro forma).


(2) Adjusted to reflect the sale of the 2,000,000 shares of Common Stock offered by the Company hereby at an assumed offering price of $8.00 per share, and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

    THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. THIS PROSPECTUS INCLUDES CERTAIN FORWARD-LOOKING STATEMENTS WHICH REFLECT THE COMPANY'S PLANS, ESTIMATES AND BELIEFS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES ARE DISCUSSED IN THE FOLLOWING RISK FACTORS AND ELSEWHERE IN THIS PROSPECTUS. IN EVALUATING AN INVESTMENT IN THE COMMON STOCK, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND OTHER INFORMATION CONTAINED IN THIS PROSPECTUS.


DEPENDENCE ON ROYALTY REVENUES; LICENSEES' REGULATORY BARRIERS; TERMINATION OF
  LICENSE AGREEMENTS



    The principal element of the Company's strategy is to enter into licensing arrangements with medical device companies that manufacture products incorporating the Company's technology. For the three months ended December 31, 1997 and for the fiscal year ended September 30, 1997, the Company derived approximately 49.3% and 38.4% of its revenues, respectively, from royalties. The Company does not currently manufacture, market or sell its own medical devices nor does it intend to do so in the foreseeable future. Thus, the Company's prospects are substantially dependent on the receipt of royalties from licensees of its technology. The amount and timing of such royalties are, in turn, dependent on the ability of the Company's licensees to successfully gain regulatory approval for, market and sell products incorporating the Company's technology. Failure of certain licensees to gain regulatory approval or market acceptance for such products could have a material adverse effect on the Company's business, financial condition and results of operations. Although the Company believes that its licensees have an economic motivation to market products containing the Company's technology, the amount and timing of resources to be devoted by them to marketing and the ultimate commercial success of such medical devices are not within the control of the Company. Hence, the amount and timing of royalty payments received by the Company will fluctuate, and such fluctuations could have a material adverse effect on the Company's business, financial condition and results of operations.


    Under the Company's standard license agreements, licensees can abandon the Company's technology for any reason upon prior written notice, typically required at least 90 days before termination. Existing and potential licensees have no obligation to deal exclusively with the Company in obtaining surface modification technology and may pursue parallel development or licensing of competing surface modifications, on their own or with third parties. A decision by a licensee to abandon or terminate one or more of its products coated through the PhotoLink process or to otherwise terminate its relationship with the Company could materially adversely affect the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Current Licensing Arrangements."

NEED TO EXPAND LICENSING BASE; UNCERTAINTY OF MARKET ACCEPTANCE

    The Company intends to continue pursuing a strategy of licensing its technology to a diversified base of medical device manufacturers, thereby expanding its licensing base for the PhotoLink technology. The Company's success will depend, in part, on its ability to attract new licensees and to enter into agreements for additional applications with existing licensees. There can be no assurance that the Company can successfully expand its licensing base or that such expansion will result in increased commercialization of licensed applications. While certain applications of SurModics' PhotoLink technology have gained acceptance in some segments of the medical device industry, the Company is in the early stages of adapting the technology for a broader base of medical applications with additional performance-enhancing characteristics. The Company's ability to expand its licensing base will depend, in part, on its ability to develop and market new applications for its PhotoLink technology in its target markets. However, certain of the Company's existing licenses are exclusive with respect to certain medical devices, which could restrict the Company's ability to license the same technology to another entity for a similar or competitive purpose. There can be no assurance that the Company will be able to identify, develop and adapt its PhotoLink technology for new applications in a timely and cost effective manner, that new applications will be licensed by the Company on favorable terms, that such applications will be accepted by manufacturers in the Company's target markets, or that products incorporating new applications will gain regulatory approval, be commercialized or gain market acceptance. Delays in developing new or enhancing existing PhotoLink applications or the failure of such applications or potential licensees' products to gain market acceptance could have an adverse effect on the Company's business, financial condition and results of operations. See "Business--Strategy," "Business--Research and Development" and "Business--Government Regulation."

COMPETITION AND RISK OF TECHNOLOGICAL OBSOLESCENCE

    The Company operates in a highly competitive and rapidly evolving field and new developments are expected to continue at a rapid pace. The Company's success depends, in part, upon its ability to maintain a competitive position in the development of technologies and products in its areas of focus. The Company's PhotoLink technology competes with technologies developed by Biocompatibles International plc, Carmeda (a division of Norsk Hydro USA, Inc.), Specialty Coatings Systems, Spire Corporation and STS Biopolymers Inc., among others. In addition, many medical device manufacturers have developed or are engaged in efforts to develop surface modification technologies generally for use on their own products. Competition may also result from development efforts by existing and potential licensees who have no obligation to deal exclusively with the Company in utilizing or developing surface modification technologies. Many of the Company's existing and potential competitors (including medical device manufacturers pursuing coating solutions through their own research and development efforts) have substantially greater financial and technical resources and production and marketing capabilities than the Company. There can be no assurance that the Company will be able to compete effectively with such competitors. Furthermore, there can be no assurance that new products or technologies developed by others, or the emergence of new industry standards, will not render the Company's products or technologies or licensees' products incorporating the Company's technologies noncompetitive or obsolete. Any new technologies which make the Company's PhotoLink technology less competitive or obsolete would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Competition."

HISTORY OF LOSSES AND ACCUMULATED DEFICIT


    The Company has incurred net losses in each year since inception, except for the year ended September 30, 1997, during which the Company recorded operating income of $37,000 and net income of $236,000. As of December 31, 1997, the Company had an accumulated deficit of $8.0 million. Losses have resulted principally from costs incurred in connection with the Company's research and development activities and from general and administrative costs associated with the Company's operations. Historically, operations have been predominately funded with government grants and equity offerings. The Company's revenues may fluctuate from quarter to quarter and year to year primarily as a result of fluctuations in the recognition of initial license fees and royalty revenue. The Company's ability to generate significant revenues and maintain profitability will depend, in large part, on the ability of the Company to enter into additional license agreements and on the ability of its licensees to successfully commercialize products incorporating the Company's technologies. No assurance can be given that the Company will generate significant revenue growth or maintain profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


DEPENDENCE ON PATENTS AND PROPRIETARY RIGHTS

    The Company's success depends, in large part, on its ability to obtain and maintain patents, maintain trade secret protection, operate without infringing on the proprietary rights of third parties and protect its proprietary rights against infringement by third parties. The Company has been granted U.S. and foreign patents and has U.S. and foreign patent applications pending related to its PhotoLink technology. There can be no assurance that any pending patent application will be approved, that the Company will develop additional proprietary technology that is patentable, that any patents issued to the Company will provide the Company with competitive advantages or will not be challenged or invalidated by any third parties or that the patents of others will not prevent the commercialization of products incorporating the Company's technology. Furthermore, there can be no assurance that others will not independently develop similar technology, duplicate any of the Company's technology or design around the Company's patents. There can also be no assurance that the Company's trade secrets or confidentiality agreements with potential licensees or other parties will provide meaningful protection for the Company's unpatented proprietary information.

    The commercial success of the Company also will depend, in part, on its ability to avoid infringing patent or other intellectual property rights of third parties. There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry, and intellectual property litigation may be used against the Company as a means of gaining a competitive advantage. Intellectual property litigation is complex, time-consuming and expensive, and the outcome of such litigation is difficult to predict. If the Company were found to be infringing any third-party patent or other intellectual property right, the Company could be required to pay significant damages, alter its products or processes, obtain licenses from others or cease commercialization of its products and processes. If the Company is required to obtain any licenses, there can be no assurance that the Company will be able to do so on commercially favorable terms, if at all. The Company's failure to obtain any such license on commercially favorable terms could have a material adverse effect on the Company's business, financial condition and results of operations.

    Patent litigation may also be necessary to enforce any patents issued or licensed to the Company or to determine the scope and validity of third-party proprietary rights. If patent applications are filed in the U.S. that claim technology also claimed by the Company, the U.S. Patent and Trademark office may declare an interference proceeding to determine priority of invention which could result in substantial cost to the Company, even if the eventual outcome is favorable to the Company. An adverse outcome of any such litigation or interference proceeding could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties or require the Company to cease using its technology. Any action to defend or prosecute intellectual property would be costly and result in significant diversion of the efforts of the Company's management and technical personnel, regardless of outcome, and could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Patents and Proprietary Rights" and "Use of Proceeds."

DEPENDENCE ON KEY LICENSEE AND GOVERNMENT FUNDING


    Abbott Laboratories ("Abbott") and certain U.S. government agencies accounted for 28% and 12% of the Company's revenues, respectively, for the three months ended December 31, 1997 and 21% and 16% of the Company's revenues, respectively, for fiscal 1997. The revenues from Abbott primarily represent royalties received by SurModics in connection with an exclusive license granted to Abbott of the Company's patent rights in a particular diagnostic format. This license currently expires in 2008, subject to extension or renewals of the life of the licensed patents, but can be terminated earlier at any time by Abbott upon 90 days' prior written notice. However, Abbott would then have no right to use such technology in any of its diagnostic tests. There can be no assurance that revenues from Abbott or any customer will continue at their historical levels. Loss of one or more of the Company's current customers, particularly Abbott, could have a material adverse effect on the Company's business, financial condition and results of operations.


    The revenues from government agencies represent grants from such agencies under the federal government's Small Business Innovative Research ("SBIR") program. While the Company intends to continue to seek government grants to fund some of its research and development efforts, there can be no assurance that the Company will be successful in obtaining any future government grants. Although government grants have represented a significant percentage of revenues in the past, the Company believes that these revenues will decline slightly as an absolute number and more significantly as a percentage of total revenue as the Company continues its focus on commercializing its technology. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Other Products" and "Business--Research and Development."

PRODUCT LIABILITY AND INSURANCE

    The development and sale of medical devices and component products involves an inherent risk of product liability claims. Although the Company expects that devices incorporating its technologies and products will be manufactured by others and sold under their own labels, there can be no assurance that product liability claims will not be filed against the Company for such devices or that such manufacturers will not seek indemnification or other relief from the Company for any such claims. In addition, there can be no assurance that product liability claims will not be filed directly against the Company with respect to its own products. The Company currently maintains product liability insurance in amounts which management believes are appropriate. There can be no assurance, however, that product liability insurance will continue to be available to the Company in the future on acceptable terms, if at all, or that, if available, the coverages will be adequate to protect the Company against any future product liability claims. Furthermore, the Company does not expect to be able to obtain insurance covering its costs and losses as a result of any recall of its products or devices incorporating the Company's technology due to alleged defects, whether such recall is instituted by a device manufacturer or the Company or required by a regulatory agency. A product liability claim, recall or other claim with respect to uninsured liabilities or in excess of insured liabilities could have a material adverse effect on the Company's business, financial condition or results of operations.

DEPENDENCE UPON KEY PERSONNEL AND ABILITY TO ATTRACT QUALIFIED PERSONNEL


    The Company is highly dependent upon a number of key management and technical personnel. The Company is also dependent upon its ability to attract and retain additional highly qualified management and technical personnel. The Company faces intense competition for qualified personnel, many of whom could be subject to competing employment offers, and there can be no assurance that the Company will be able to attract and retain such personnel. The Company does not maintain key person insurance on any of its employees. The loss of the services of one or more key employees or the failure to attract and retain additional qualified personnel could have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not have employment or non-compete agreements with any of its employees. See "Business--Employees" and "Management."


GOVERNMENT REGULATION

    Although PhotoLink technology itself is not directly regulated by the U.S. Food and Drug Administration ("FDA"), the medical devices incorporating this technology are subject to FDA regulation. The burden of securing FDA approval for these medical devices rests with the Company's licensees (the medical device manufacturers). However, the Company has prepared Device Master Files which may be accessed by the FDA to assist it in its review of the applications filed by the Company's licensees. Historically, most medical devices incorporating the PhotoLink process have been subject to the FDA's 510(k) marketing approval process, which typically lasts about six to nine months. Supplemental or full pre-market approval ("PMA") reviews require a significantly longer period. Thus, significantly more time will be required to commercialize applications subjected to PMA review. Furthermore, sales of medical devices outside the U.S. are subject to international regulatory requirements that vary from country to country. The time required to obtain approval for sale internationally may be longer or shorter than that required for FDA approval. There can be no assurance that the Company's licensees will be able to obtain regulatory approval for devices incorporating PhotoLink technology on a timely basis, or at all. Regulatory approvals, if granted, may include significant limitations of the indicated uses for which the product may be marketed. In addition, product approval could be withdrawn for failure to comply with regulatory standards or the occurrence of unforeseen problems following initial marketing. Changes in existing regulations or adoption of new governmental regulations or policies could prevent or delay regulatory approval of products incorporating PhotoLink technology or subject the Company to additional regulation. Failure or delay of licensees in obtaining FDA and other necessary regulatory approval or clearance or the loss of previously obtained approvals could have a material adverse effect on the Company's business, financial condition and results of operations.

    Certain of the Company's activities are regulated by federal and state agencies in addition to the FDA. For example, activities in connection with industrial applications of PhotoLink technology and waste disposal are subject to regulation by the U.S. Environmental Protection Agency. Some PhotoLink reagents must be registered with the agency with basic information filed related to toxicity during the manufacturing process as well as the toxicity of the final product. Failure to comply with existing or future regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Government Regulation."

HAZARDOUS MATERIALS

    The Company's research activities sometimes involve the controlled use of various hazardous materials. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. While the Company currently maintains insurance in amounts which it believes are appropriate in light of the risk of accident, the Company could be held liable for any damages that might result from any such event. Any such liability could exceed the Company's insurance and available resources and could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Government Regulation."

NO PRIOR PUBLIC MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

    Prior to this offering, there has been no public market for the Common Stock and there can be no assurance that an active public market for the Common Stock will develop or be sustained after the offering. The initial public offering price will be determined by negotiations between the Company and the Underwriters and is not necessarily indicative of the market price at which the Common Stock of the Company will trade after this offering. Market prices for securities of medical technology companies can be highly volatile, and the market has experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Announcements of the status or results of licensing agreements, development projects or technological innovations by the Company or its competitors, developments concerning proprietary rights, including patents and litigation matters, government regulation, general market conditions, as well as quarterly fluctuations in the Company's revenues and financial results and other factors, may have a significant impact on the market price of the Common Stock. In particular, the realization of any of the risks described in the "Risk Factors" set forth in this Prospectus could have a dramatic and adverse impact on such market price. See "Underwriting."

POTENTIAL ADVERSE MARKET IMPACT OF SHARES ELIGIBLE FOR FUTURE SALE


    Sales of substantial amounts of Common Stock (including shares issued upon the exercise of outstanding options) in the public market following this offering could have an adverse effect on the price of the Common Stock. Such sales may also make it more difficult for the Company to sell equity or equity-related securities in the future at a time and price that the Company would deem appropriate. Upon completion of this offering, the Company will have 6,910,100 shares of Common Stock issued and outstanding. The 2,000,000 shares offered hereby will be freely tradable following this offering, except for any shares purchased by an "affiliate" of the Company, which will be subject to the limitations of Rule 144 promulgated under the Securities Act of 1933, as amended ("Rule 144"). All officers and directors and certain stockholders of the Company, owning an aggregate of 4,101,212 shares, have entered into "lock-up" agreements, agreeing not to sell, transfer or otherwise dispose of any shares of Common Stock without the consent of John G. Kinnard and Company, Incorporated, as the representative of the several Underwriters (the "Representative"), for a period of 180 days after the date of this Prospectus. The Representative may waive these restrictions at any time in its discretion. In considering any waiver request, the Representative may take into account prevailing market conditions, the number of shares subject to the requested waiver, the extent to which other waivers have been granted and other factors that the Representative may deem relevant. Taking such restrictions into account, in addition to the 2,000,000 shares of Common Stock offered hereby, (i) approximately 676,552 shares will be eligible for immediate sale on the date of this Prospectus in accordance with Rule 144; (ii) approximately 21,600 shares will be eligible for sale on April 1, 1998 upon expiration of certain restrictions under restricted stock awards; (iii) approximately 17,428 additional shares will become eligible for sale in the public market beginning 90 days after the date of this Prospectus in accordance with Rule 144; and (iv) approximately 4,067,212 additional shares will be eligible for sale beginning 180 days after the date of this Prospectus upon the expiration of the lock-up agreements, subject, in certain cases, to volume and manner of sale limitations under Rule 144. As of the date of this Prospectus, options to purchase an aggregate of 1,233,200 shares of Common Stock are outstanding, with 531,520 of the shares issuable upon exercise of such options subject to vesting requirements and lock-up agreements. The remaining 701,680 shares issuable upon exercise of outstanding options will become available for exercise and sale upon vesting and effectiveness of Registration Statements on Form S-8, which the Company intends to file following the expiration of the lock-up agreements referenced above. Following the completion of this offering, the holders of Series A Convertible Preferred Stock, which automatically converts into an aggregate of 1,507,312 shares of Common Stock upon the closing of this offering, are entitled to participatory or "piggyback" and demand registration rights with respect to such Common Stock. The piggyback registration rights relate to certain public offerings of the Company, if any, occurring during a three-year period beginning on the closing of this offering. The demand registration rights provide that on a one-time basis only, during a two and one-half year period beginning six months after the effective date of this offering, upon the request of the holders of a majority of interest thereof, the Company will promptly take all necessary action to register such shares of Common Stock. See "Shares Eligible for Future Sale."



MANAGEMENT DISCRETION IN THE USE OF PROCEEDS



    While the Company intends to use a portion of the proceeds of this offering for research and development, sales and marketing and upgrades of its manufacturing equipment and to strengthen its patent protection, approximately thirty percent of the proceeds are expected to be used for working capital and other general corporate purposes. Accordingly, the Company's management will have broad discretion to allocate a significant amount of the proceeds of this offering and to determine the timing of expenditures. See "Use of Proceeds."


ADVERSE EFFECT OF UNDESIGNATED STOCK AND ANTI-TAKEOVER PROVISIONS

    The authorized capital of the Company includes 5,000,000 shares of undesignated stock. The Company's Board of Directors has the power to issue any or all of the shares of undesignated stock, including the authority to establish one or more series and to fix the powers, preferences, rights and limitations of such class or series, without seeking stockholder approval. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be created and issued in the future. Furthermore, as a Minnesota corporation, the Company is subject to provisions of the Minnesota Business Corporations Act ("MBCA") that could have an anti-takeover effect on the Company. The Company may also consider adopting additional anti-takeover measures. The authority of the Board to issue undesignated stock and the anti-takeover provisions of the MBCA, as well as any future anti-takeover measures adopted by the Company, may, in certain circumstances, delay, deter or prevent takeover attempts and other changes in control of the Company not approved by management and the Board of Directors. As a result, the Company's stockholders may lose opportunities to dispose of their shares at a premium over prevailing prices in the event of a change in control, and the market price, voting and other rights of the holders of Common Stock may also be affected. See "Description of Capital Stock."

DILUTION


    Purchasers of shares in this offering will incur immediate and substantial dilution in the pro forma net tangible book value per share of $5.19 or 65% (at an assumed initial public offering price of $8.00 per share). Investors may also experience additional dilution as a result of the exercise of outstanding stock options, or the issuance by the Company of additional equity securities. See "Dilution."


ABSENCE OF DIVIDENDS

    The Company has not declared or paid any cash dividends on its Common Stock since its inception and does not anticipate declaring or paying any such cash dividends in the foreseeable future. See "Dividend Policy."

                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered to the public hereby are estimated to be $14.5 million ($16.7 million if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $8.00 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company intends to apply such net proceeds substantially as follows:



                                                                        AMOUNT       PERCENTAGE
                                                                     -------------  -------------
Research and development...........................................  $   5,500,000           38%
Sales and marketing................................................      2,000,000           14%
Equipment upgrades.................................................      1,500,000           10%
Patent protection..................................................      1,000,000            7%
Working capital and general corporate purposes.....................      4,500,000           31%
                                                                     -------------          ---
Total..............................................................  $  14,500,000          100%
                                                                     -------------          ---
                                                                     -------------          ---



    The Company currently intends to use approximately $5.5 million of such proceeds to fund research and development including improvements to existing PhotoLink applications and the development of new technological initiatives, primarily focused on additional PhotoLink applications, including the hiring of additional technical personnel to support such initiatives. The Company plans to use approximately $2.0 million of the net proceeds to expand its sales and marketing capabilities by hiring additional marketing personnel, and to support market development of new PhotoLink applications. An additional $1.5 million of the net proceeds is intended to be used to upgrade its technical and production equipment over the next two years. Finally, an estimated $1.0 million will be reserved to strengthen SurModics' patent protection in additional worldwide markets and to seek patent protection for new technology.


    The balance of the net proceeds will be used for working capital and general corporate purposes. A portion of the net proceeds may also be used to acquire technologies or products that complement the Company's current business. The Company does not currently have any agreements, arrangements or understandings, and is not involved in any negotiations, with respect to any such acquisitions, and no portion of the net proceeds has been allocated for any specific acquisition.

    Pending their use, the net proceeds will be invested in investment grade, interest-bearing securities.

                                DIVIDEND POLICY

    The Company has not declared or paid cash dividends on its Common Stock since its inception. The Company currently intends to retain any earnings for use in the operation and expansion of its business and therefore does not anticipate declaring or paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION


    The following table sets forth as of December 31, 1997 (i) the capitalization of the Company, (ii) the pro forma capitalization of the Company giving effect to the conversion of all outstanding shares of Series A Convertible Preferred Stock into 1,507,312 shares of Common Stock and (iii) such pro forma capitalization as adjusted to reflect the sale by the Company of the 2,000,000 shares offered hereby at an assumed price of $8.00 per share and the anticipated receipt and application of the estimated net proceeds therefrom, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. The information set forth below should be read in conjunction with the Financial Statements and Notes thereto included elsewhere in this Prospectus. See "Use of Proceeds."



                                                                                    DECEMBER 31, 1997(1)
                                                                            -------------------------------------
                                                                             ACTUAL      PRO FORMA    AS ADJUSTED
                                                                            ---------  -------------  -----------
                                                                                       (IN THOUSANDS)
STOCKHOLDERS' EQUITY:
  Series A Convertible Preferred Stock, $0.05 per share par value;
    convertible into Common Stock upon the closing of an initial public offering; 450,000 shares authorized and 376,828 shares issued and outstanding (actual); no shares authorized, issued and outstanding
    (pro forma and as adjusted)...........................................  $      19    $  --         $  --
  Common Stock, $0.05 per share par value; 15,000,000 shares authorized;
    3,396,868 shares issued and outstanding (actual); 4,904,180 shares issued and outstanding (pro forma); 6,904,180 shares issued and
    outstanding (as adjusted).............................................        170          245           345
  Additional paid-in capital..............................................     13,491       13,435        27,785
  Unearned compensation...................................................       (243)        (243)         (243)
  Stock purchase notes receivable.........................................       (160)        (160)         (160)
  Accumulated deficit.....................................................     (8,009)      (8,009)       (8,009)
                                                                            ---------  -------------  -----------
    Total stockholders' equity and capitalization.........................  $   5,268    $   5,268     $  19,718
                                                                            ---------  -------------  -----------
                                                                            ---------  -------------  -----------


------------------------


(1) Includes 80,000 shares of Common Stock issued pursuant to restricted stock agreements. Excludes 1,240,400 shares of Common Stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $4.61 per share. See "Management--Stock Options" and "Description of Capital Stock."

                                    DILUTION


    The pro forma net tangible book value of the Company's Common Stock at December 31, 1997 was $5.0 million or $1.01 per share. "Net tangible book value" represents the tangible assets less total liabilities of the Company, and "pro forma net tangible book value per share" was determined by dividing the net tangible book value of the Company by the pro forma number of shares of Common Stock outstanding on December 31, 1997. See "Capitalization." "Pro forma net tangible book value dilution per share" represents the difference between the initial public offering price per share and the pro forma net tangible book value per share after this offering. Without taking into account any changes in the Company's pro forma net tangible book value per share after December 31, 1997, other than to give effect to the sale of the 2,000,000 shares offered hereby at an assumed initial offering price of $8.00 per share (net of underwriting discounts and commissions and estimated offering expenses), the pro forma net tangible book value of the Company at December 31, 1997 would have been $19.4 million or $2.81 per share. This represents an immediate increase in pro forma net tangible book value to the existing stockholders of $1.80 per share and an immediate pro forma net tangible book value dilution to purchasers of the shares of $5.19 per share, as illustrated by the following table:



Assumed initial public offering price per share...............             $    8.00

  Pro forma net tangible book value per share at December 31,
    1997......................................................  $    1.01

  Increase per share attributable to new investors............       1.80
                                                                ---------
Pro forma net tangible book value per share after this
  offering....................................................                  2.81
                                                                           ---------
Pro forma net tangible book value dilution per share to new
  investors...................................................             $    5.19
                                                                           ---------
                                                                           ---------



    The following table summarizes as of December 31, 1997, on a pro forma basis, the difference between the number of shares of Common Stock purchased from the Company by existing stockholders and by new investors in this offering, the total consideration paid to the Company and the average price paid per share. The table assumes that no shares are purchased in this offering by existing stockholders. To the extent existing stockholders purchase shares in this offering, their percentage ownership, total consideration and average consideration per share will be greater than is shown.



                                                         SHARES PURCHASED        TOTAL CONSIDERATION(1)        AVERAGE
                                                      -----------------------  --------------------------   CONSIDERATION
                                                        NUMBER      PERCENT       AMOUNT        PERCENT       PER SHARE
                                                      ----------  -----------  -------------  -----------  ---------------
Existing stockholders...............................   4,904,180        71.0%  $  13,890,861        46.5%     $    2.83
New investors.......................................   2,000,000        29.0%     16,000,000        53.5%          8.00
                                                      ----------       -----   -------------       -----
  Total.............................................   6,904,180       100.0%  $  29,890,861       100.0%
                                                      ----------       -----   -------------       -----
                                                      ----------       -----   -------------       -----


------------------------

(1) Does not reflect any deductions for commissions or expenses paid or incurred in connection with the issuance of such shares.


    The foregoing tables and calculations, as of December 31, 1997, include 80,000 shares of Common Stock issued pursuant to restricted stock agreements, assume pro forma conversion of all outstanding shares of Series A Convertible Preferred Stock into 1,507,312 shares of Common Stock upon the closing of this offering and exclude 1,240,400 shares of Common Stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $4.61 per share. See "Management--Stock Options," "Description of Capital Stock" and Note 4 to the Financial Statements.

                            SELECTED FINANCIAL DATA


    The statement of operations data for the years ended September 30, 1995, 1996 and 1997 and the balance sheet data at September 30, 1996 and 1997 which are derived from and are qualified by reference to, and should be read in conjunction with the more detailed Financial Statements of the Company and the Notes thereto, which have been audited by Arthur Andersen LLP, independent public accountants, whose report is included elsewhere in this Prospectus, and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" which follows this section. The statement of operations data for the years ended September 30, 1993 and 1994 and the balance sheet data at September 30, 1993, 1994 and 1995 are derived from audited financial statements not included in this Prospectus. The statement of operations data for the three months ended December 31, 1996 and 1997 and the balance sheet data at December 31, 1997 have been derived from the Company's unaudited financial statements for such periods included elsewhere in this Prospectus. The results of operations for the three months ended December 31, 1997 are not necessarily indicative of results to be expected for the entire fiscal year or for other interim periods.


                                                                                                               THREE MONTHS ENDED
                                                                FISCAL YEAR ENDED SEPTEMBER 30,                   DECEMBER 31,
                                                     -----------------------------------------------------  ------------------------
                                                       1993       1994       1995       1996       1997         1996         1997
                                                     ---------  ---------  ---------  ---------  ---------  -------------  ---------
                                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
  Revenues:
    Royalties......................................  $   1,123  $   1,697  $   2,082  $   2,340  $   2,913    $     603    $     942
    License fees...................................        606        350        857        382        540          232       --
    Product sales..................................        573        898      1,429      1,641      2,159          490          497
    Research and development.......................      2,328      1,673      1,588      1,819      1,970          330          470
                                                     ---------  ---------  ---------  ---------  ---------  -------------  ---------
      Total revenues...............................      4,630      4,618      5,956      6,182      7,582        1,655        1,909
                                                     ---------  ---------  ---------  ---------  ---------  -------------  ---------
  Operating costs and expenses:
    Product........................................        415        562      1,258      1,214      1,432          329          250
    Research and development.......................      3,229      3,043      2,966      3,317      3,597          812          958
    Sales and marketing............................        588        951      1,061        912      1,098          222          303
    General and administrative.....................      1,159      1,147      1,126      1,154      1,418          305          297
                                                     ---------  ---------  ---------  ---------  ---------  -------------  ---------
      Total operating costs and expenses...........      5,391      5,703      6,411      6,597      7,545        1,668        1,808
                                                     ---------  ---------  ---------  ---------  ---------  -------------  ---------
  Income (loss) from operations....................       (761)    (1,085)      (455)      (415)        37          (13)         101
  Other income (expense), net......................        244        (17)       133        221        199           39           50
                                                     ---------  ---------  ---------  ---------  ---------  -------------  ---------
  Net income (loss)................................  $    (517) $  (1,102) $    (322) $    (194) $     236    $      26    $     151
                                                     ---------  ---------  ---------  ---------  ---------  -------------  ---------
                                                     ---------  ---------  ---------  ---------  ---------  -------------  ---------
  Net income (loss) per share
    (pro forma) (1)
    Basic..........................................  $    (.13) $    (.26) $    (.07) $    (.04) $     .05    $     .01    $     .03
    Diluted........................................       (.13)      (.26)      (.07)      (.04)       .04          .00          .03
  Weighted average shares outstanding (pro forma)
    (1)
    Basic..........................................      4,065      4,304      4,789      4,851      4,905        4,894        4,967
    Diluted........................................      4,065      4,304      4,789      4,851      5,393        5,400        5,432


                                                                         SEPTEMBER 30,
                                                     -----------------------------------------------------  DECEMBER 31,
                                                       1993       1994       1995       1996       1997         1997
                                                     ---------  ---------  ---------  ---------  ---------  -------------
                                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash, cash equivalents and investments...........  $   2,866  $   4,730  $   3,192  $   3,845  $   3,822    $   3,637
  Total assets.....................................      4,654      7,169      5,849      6,046      6,450        6,341
  Total liabilities................................      2,041      2,580      1,192      1,306      1,348        1,073
  Accumulated deficit..............................     (6,777)    (7,879)    (8,201)    (8,395)    (8,160)      (8,009)
  Total stockholders' equity.......................      2,613      4,589      4,657      4,740      5,102        5,268


--------------------------

(1) See Note 2 to Financial Statements for determination of weighted average shares outstanding.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

    SurModics, Inc. was formed in 1979 to conduct biomedical research for government agencies and private industry. Historically, the Company relied heavily on revenues from research grants from U.S. government agencies to fund its operations. Since 1990, SurModics has focused its efforts on commercializing its technologies.

    As indicated in the table below, the Company's revenues come from four primary sources: fees from licensing its patented technology to customers; royalties received from licensees; the sale of photo-reactive chemical compounds to licensees and stabilization products to the diagnostics industry; and research and development fees generated on projects for commercial customers and pursuant to government grants. The Company expects that revenue generated from government grants will continue to decline slightly as an absolute number but more significantly as a percentage of total revenue in the future. The table below reports each revenue category as a percentage of total revenues.


                                                                                              THREE MONTHS ENDED
                                                       FISCAL YEAR ENDED SEPTEMBER 30,           DECEMBER 31,
                                                    -------------------------------------  ------------------------
                                                       1995         1996         1997         1996         1997
                                                    -----------  -----------  -----------  -----------  -----------
Royalties.........................................       35.0%        37.9%        38.4%        36.4%        49.3%
License fees......................................       14.4%         6.2%         7.1%        14.0%          --%
Product sales.....................................       24.0%        26.5%        28.5%        29.6%        26.1%
Research and development..........................       26.6%        29.4%        26.0%        20.0%        24.6%
                                                        -----        -----        -----        -----        -----
  Total...........................................      100.0%       100.0%       100.0%       100.0%       100.0%
                                                        -----        -----        -----        -----        -----
                                                        -----        -----        -----        -----        -----


    As indicated above, a significant portion of the Company's revenues are derived from license fees and royalties. Generally, the Company's license agreements provide for a term of 15 years or the life of the Company's patents covering the licensed applications, whichever is longer, although the agreement may be terminated earlier upon notice. These worldwide licenses can be either exclusive or nonexclusive for a particular device, but over 75% of the Company's licensed applications are nonexclusive. SurModics requires the payment of a non-refundable license fee which has historically ranged from $25,000 to $500,000 and quarterly royalties of 2% to 6% on sales of products incorporating SurModics' technology. The amount of license fees and royalties are based on whether the arrangement is exclusive or nonexclusive and the perceived value of the PhotoLink application to the device. Certain nonrefundable license and research and development fees are recoverable by the licensees as offsets against a percentage of future earned royalties.


    The Company has attempted to diversify its revenue base by entering into license agreements with many companies covering multiple product applications. SurModics currently has license agreements with 32 companies covering 105 applications, of which 59 are generating royalty revenues for the Company. Most of SurModics' agreements provide for the quarterly payment of the greater of a minimum royalty or an "earned" royalty based on actual product sales. Many of the licensed products incorporating SurModics' technology are still in the early phase of their development, and the Company will not receive earned royalties on these products until the licensees receive the necessary regulatory approvals and commercialize these products, if at all. SurModics anticipates that the Company's royalty revenues will continue to grow in the future as its licensees succeed in bringing their licensed products to market.



    With the exception of the most recently completed fiscal year, the Company has reported annual losses since inception. During fiscal 1997, the Company recorded operating income of $37,000 and net income of $236,000. The Company's accumulated deficit was $8.0 million as of December 31, 1997.

    Historically, most of the Company's expenses were incurred in connection with its research and development activities. As additional products incorporating the PhotoLink technology are commercialized by the manufacturers of such products and consequently generate earned royalties for the Company, management anticipates that the Company will be able to leverage its expense base into increased profitability. The Company's licensing strategy should allow it to grow its revenue without corresponding expense growth. However, as stated in "Use of Proceeds," the Company does intend to further invest in sales, marketing and technical resources in order to further penetrate its target markets and to develop additional PhotoLink applications.

RESULTS OF OPERATIONS


    THREE MONTHS ENDED DECEMBER 31, 1997 AND 1996



    REVENUES. The Company's revenues were $1.9 million for the first quarter of fiscal 1998, an increase of $254,000, or 15.3%, over the same period of fiscal 1997. The revenue increases were primarily due to an increase in royalty revenue of 56.2% and an increase in research and development revenue of 42.4%. Two-thirds of the royalty increase was due to increased royalty payments from Abbott due to the impact of additional patent rights issued to the Company. All other royalty revenue increased 28.9% between periods. The research and development revenue increase consisted of a 104.2% increase in customer-funded research and development revenue and a 6.6% increase in government-sponsored research and development revenue. The increase in customer-funded research and development revenue was due to greater customer development activity. Increases in the above revenue categories offset the impact of signing no new licenses during the first quarter of fiscal 1998, compared to revenues of $232,000 from new licenses in the first quarter of fiscal 1997.



    PRODUCT COSTS. The Company's product costs were $250,000 for the first quarter of fiscal 1998, a decrease of $79,000, or 24.0%, over the same period of fiscal 1997. Overall product margins increased to 49.7% in the first quarter of fiscal 1998 from 32.9% in the same period of fiscal 1997. These improvements were achieved due to a formulation change in certain of the stabilization products combined with continued increases in the efficiency of reagent chemical production.



    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses were $958,000 for the first quarter of fiscal 1998, an increase of $146,000, or 18.0%, over the same period of fiscal 1997. The change was primarily due to the added compensation and benefit costs associated with the additional technical personnel added to the Company over the past year.



    SALES AND MARKETING EXPENSES. Sales and marketing expenses were $303,000 for the first quarter of fiscal 1998, an increase of $81,000, or 36.5%, over the same period of fiscal 1997. This increase was primarily due to additional marketing personnel and a related increase in travel costs.



    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses were $297,000 for the first quarter of fiscal 1998, a decrease of $9,000, or 3.0%, over the same period of fiscal 1997. The decrease was due to lower legal costs and a reduction in certain other general business expenses offset by higher compensation costs.



    OTHER INCOME (EXPENSE), NET. The Company's net other income was $50,000 for the first quarter of fiscal 1998, an increase of $11,000, or 26.9%, over the same period of fiscal 1997 due primarily to increased interest income from investments.


    YEARS ENDED SEPTEMBER 30, 1997 AND 1996

    REVENUES. The Company's revenues were $7.6 million for fiscal 1997, an increase of $1.4 million, or 22.6%, over fiscal 1996. Between years, royalty revenue increased 24.5%, product sales increased 31.6% and license fees increased 41.1%. Research and development revenue increased 8.3%, with a 41.0% increase in customer-funded research and development revenue, partially offset by a 5.0% decrease in government-sponsored research and development revenue. In general, these increases were due to greater customer development activity and increased market penetration of products incorporating SurModics' technology.

    PRODUCT COSTS. The Company's product costs were $1.4 million in fiscal 1997, an increase of $217,000, or 17.9%, compared to fiscal 1996. Product margins increased to 33.7% in fiscal 1997 from 26.0% in fiscal 1996, primarily due to manufacturing efficiencies achieved in producing reagent chemicals.

    RESEARCH AND DEVELOPMENT EXPENSE. Research and development expense was $3.6 million in fiscal 1997, an increase of $280,000, or 8.5%, over fiscal 1996. The change was primarily due to increased patent-related costs, additional research studies at external laboratories and additional technical personnel.

    SALES AND MARKETING EXPENSE. Sales and marketing expense was $1.1 million in fiscal 1997, an increase of $186,000, or 20.5%, over fiscal 1996. This increase was primarily due to additional marketing personnel and increased customer activities, which resulted in more travel and promotional spending.

    GENERAL AND ADMINISTRATIVE EXPENSE. General and administrative expense was $1.4 million in fiscal 1997, an increase of $263,000, or 22.8%, compared to fiscal 1996. The increase was primarily due to incentive compensation.

    OTHER INCOME (EXPENSE), NET. The Company's net other income was $198,000 in fiscal 1997, a decrease of $23,000 or 10.2% from fiscal 1996. This decrease was due primarily to a reduced level of interest income from investments.

    YEARS ENDED SEPTEMBER 30, 1996 AND 1995

    REVENUES. The Company's revenues were $6.2 million for fiscal 1996, an increase of $227,000, or 3.8%, over fiscal 1995. Due to an overall increase in customer activity, royalty revenue increased 12.4%, product sales increased 14.8% and research and development revenue increased 14.5%, which was comprised of a 28.9% increase in customer-funded research and development revenue and a 9.6% increase in government-sponsored research and development revenue. License fees declined $475,000, or 55.4%, to $383,000 in fiscal 1996 due to the timing of finalizing new license arrangements. Fiscal 1995 included large fees associated with two license agreements.

    PRODUCT COSTS. The Company's product costs were $1.2 million for fiscal 1996, a decrease of $43,000, or 3.4%, compared to fiscal 1995. Product margins increased to 26.0% in fiscal 1996 from 12.0% in fiscal 1995. This improvement was primarily due to manufacturing efficiencies achieved in producing reagent chemicals.

    RESEARCH AND DEVELOPMENT EXPENSE. Research and development expense was $3.3 million for fiscal 1996, an increase of $351,000, or 11.8%, over fiscal 1995. The increase was primarily due to additional compensation-related expense and research studies at external laboratories, offset by lower patent-related costs.

    SALES AND MARKETING EXPENSE. Sales and marketing expense was $912,000 for fiscal 1996, a decrease of $149,000, or 14.0%, compared to fiscal 1995. This decrease was primarily attributable to lower compensation costs due to personnel turnover and lower legal fees associated with the review of new license agreements.

    GENERAL AND ADMINISTRATIVE EXPENSE. General and administrative expense was $1.2 million for fiscal 1996, an increase of $29,000, or 2.6%, over fiscal 1995. The increase was primarily due to higher compensation costs offset by slightly lower general legal costs.

    OTHER INCOME (EXPENSE), NET. The Company's net other income was $221,000 for fiscal 1996, an increase of $88,000, or 66.2%, compared to fiscal 1995. The primary reason for the increase was the improved performance of the Company's investment portfolio. Performance of the Company's investment portfolio in fiscal 1996 included losses of $55,000 on certain investments compared to losses of $218,000 on these same investments in fiscal 1995. The Company completely liquidated these investments in the second quarter of fiscal 1996.

NEW ACCOUNTING PRONOUNCEMENTS

    See Notes 2 and 4 of Notes to Financial Statements for a discussion of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," SFAS No. 128, "Earnings Per Share," SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

NET OPERATING LOSS CARRYFORWARDS

    In accordance with Section 382 of the Internal Revenue Code of 1986, as amended, a change in equity ownership of the Company of greater than 50% within a three-year period results in an annual limitation on the Company's ability to utilize its net operating loss ("NOL") carryforwards which accrued during the tax periods prior to the change in ownership. As of September 30, 1997, the Company had an NOL carryforward of approximately $6.4 million, which expires in varying amounts through 2011. The sale of the shares of Common Stock in this offering will not directly result in such limitation; however, the NOL carryforwards may become subject to such a limitation due to subsequent changes in the equity ownership of the Company.


YEAR 2000 COMPLIANCE



    The Company has evaluated its information technology infrastructure for Year 2000 compliance and does not expect that the cost to modify its information technology infrastructure to be Year 2000 compliant will be material to its financial condition or results of operations. The Company does not anticipate any material disruption in its operations as a result of any failure by the Company, or its suppliers or customers to be in compliance.


LIQUIDITY AND CAPITAL RESOURCES


    As of December 31, 1997, the Company had working capital of approximately $2.5 million. Historically, the Company has primarily funded its operations through government research grants and equity offerings, the most recent of which occurred in the third quarter of fiscal 1994. For the last three fiscal years, the Company has generated positive cash flow from operations.



    As of December 31, 1997, the Company had cash, cash equivalents and investments totaling approximately $3.6 million. The Company's funds are currently invested in short-term money market funds and investment grade, interest-bearing securities with maturity dates of less than two years. As of December 31, 1997, the Company had no debt, nor did it have any credit agreements. The Company believes that its existing capital resources, including the net proceeds from this offering, will be adequate to fund the Company's operations into the foreseeable future.

                                    BUSINESS

GENERAL

    SurModics is a leading provider of surface modification solutions to the medical device industry. The Company's primary focus is the commercialization of its patented PhotoLink process through third-party licensing arrangements. PhotoLink is a versatile, easily applied, light-activated coating technology that modifies medical device surfaces by creating covalent bonds between those surfaces and a variety of chemical agents. Through the PhotoLink process, these chemical agents can impart many performance-enhancing characteristics, such as lubricity, hemocompatibility, infection resistance and drug delivery, onto the surface of a medical device without materially changing the dimensions or physical properties of the device. The Company believes that medical device manufacturers who utilize the Company's technology are able to significantly improve the performance of their products and, in many cases, differentiate their products in a highly competitive marketplace.

    The Company focuses on providing high value-added surface modification solutions to a variety of medical device markets and product categories. Examples of products in the market or under development that incorporate the PhotoLink technology include interventional cardiology catheters, vascular stents, interventional neurology catheters, guide wires and shunts, cardiac rhythm management devices, and urological and gynecological devices. The surface properties created by the PhotoLink technology have greatly reduced treatment times in catheter-based vascular procedures and have shown the potential to enhance the long-term performance of implantable devices by improving infection resistance and promoting host cell attachment, growth and subsequent tissue integration. The Company believes further opportunities exist to commercialize its PhotoLink technology for other market applications, such as biomolecule immobilization for use in the emerging field of DNA-based diagnostics.


    The Company has commercialized its PhotoLink technology through licensing arrangements with medical device manufacturers which apply the PhotoLink coatings to their own products. The Company believes this approach allows it to focus its resources on further development of its technology and expansion of its licensing activities, while leveraging the established manufacturing, sales and marketing capabilities of its licensees. Revenues from these arrangements include initial license fees, minimum royalties and earned royalties based on a percentage of licensees' product sales. The Company currently has license agreements with 32 companies covering 105 different applications, of which 59 are generating royalty revenues for the Company. In addition to licensing its PhotoLink technology, the Company also licenses certain diagnostic technology to Abbott Laboratories for use with rapid point-of-care diagnostic tests, such as pregnancy and strep tests. The Company also manufactures and sells the chemical reagents used in the PhotoLink process and stabilization products used to extend the shelf-life of immunoassay diagnostic tests.


MARKETS AND NEED FOR SURFACE MODIFICATION

    Recent trends in healthcare toward improved patient outcomes and reduced total costs have resulted in intense competition for the development of medical devices that demonstrate superior product performance, reduced procedure times, improved outcomes and overall cost effectiveness. In the highly competitive medical device industry, many medical device manufacturers may offer similar competing products for a single medical application. As a result, product differentiation is critical to marketing success, and medical device manufacturers are continually seeking new methods of distinguishing their products from those of their competitors.

    Medical device manufacturers have attempted to address these competitive pressures by developing innovative medical devices manufactured from a wide variety of synthetic materials, including many new, expensive and exotic materials. In an effort to further differentiate their products through improved product performance, a growing number of medical device manufacturers are turning to the emerging field of surface modification technology. Surface modification technology enables device manufacturers to provide medical devices with desired surface characteristics including improved lubricity, hemocompatibility and infection resistance, as well as the ability to deliver drugs and promote cell growth and tissue integration.

    Although it is an emerging field, surface modification technology has been used to improve medical devices in many different industry segments. The table below identifies several of these market segments and the surface properties the Company believes are desired by each segment.

   MARKET SEGMENT SERVED          DESIRED SURFACE PROPERTY AND EXAMPLES OF APPLICATIONS
----------------------------  -------------------------------------------------------------
Interventional cardiology     LUBRICITY: catheters, guide wires
  and vascular access         HEMOCOMPATIBILITY: vascular stents, catheters, guide wires
                              THERAPEUTIC DRUG DELIVERY AND RELEASE: vascular stents,
                                catheters
                              INFECTION RESISTANCE: catheters, implantable ports

Cardiac rhythm management     LUBRICITY: pacemaker and defibrillator leads,
                                electrophysiology devices
                              HEMOCOMPATIBILITY: electrophysiology devices

Cardiothoracic surgery        INFECTION RESISTANCE: heart valves
                              HEMOCOMPATIBILITY: minimally invasive bypass devices,
                                vascular grafts, ventricular assist devices
                              CELL GROWTH AND TISSUE INTEGRATION: heart valves, vascular grafts

Interventional neurology      LUBRICITY: catheters, guide wires
  and neurosurgery            INFECTION RESISTANCE: catheters, shunts

Urology and gynecology        LUBRICITY: urinary catheters, incontinence devices, ureteral stents, fertility devices
                              INFECTION RESISTANCE: urinary catheters, incontinence
                                devices, ureteral stents, fertility devices, penile
                                implants

Orthopedics                   CELL GROWTH AND TISSUE INTEGRATION: bone regeneration

    In addition to the above-identified market segments, the Company believes that one of the next areas of growth for surface modification technology will be the diagnostic test market. Diagnostic tests utilizing biomolecules, such as DNA, can be used to screen for new drugs, to sequence unknown portions of the human genome, or to search for signs of viruses. The Company believes manufacturers of these diagnostic tests may benefit from surface modification technology to provide biomolecule immobilization and wettability properties.

THE PHOTOLINK SOLUTION

    PhotoLink is a versatile, easily applied, light-activated coating technology that modifies medical device surfaces by creating covalent bonds between those surfaces and a variety of chemical agents. The PhotoLink process can impart many performance-enhancing characteristics, such as lubricity, hemocompatibility, infection resistance and drug delivery, onto the surface of a wide variety of medical devices without significantly changing the dimensions or physical properties of the device.

    The PhotoLink solution to surface modification involves the utilization of proprietary, light sensitive (photochemical) reagents. These reagents can consist of advanced polymers or active biomolecules having desired surface characteristics and an attached light-reactive chemical compound (photogroup). As illustrated in the following diagram, when the reagent is exposed to a direct light source, typically ultraviolet, a photochemical reaction creates a covalent bond between the photogroup and the surface of the medical device, thereby imparting the desired property to the surface. A covalent bond is a very strong chemical bond which results from the sharing of electrons between carbon molecules of the substrate and the applied coating.

    [illustration of the PhotoLink coating process in which a polymer attached to a photogroup is bonded to a surface when exposed to ultraviolet light]

    SurModics' proprietary PhotoLink reagents work on most polymer-based (E.G., plastic) substrates, biological substrates (latex rubber, cellulose, tissue and natural fibers), and metal and glass substrates. Metal and glass substrates generally require pretreating with polymers to make a carbon-molecule available for bonding prior to the application of the PhotoLink reagents. The reagents are easily applied to a clean material surface by dipping, spraying, roll coating, ink jetting or brushing. SurModics continues to develop proprietary photochemical reagents providing new product features while expanding the number and type of substrates on which the reagents can be applied.

    ADVANTAGES

    The Company believes that its proprietary PhotoLink process provides its licensees with a number of benefits.

    - FLEXIBILITY. PhotoLink coatings can be applied to many different kinds of surfaces and can immobilize a variety of chemical, pharmaceutical and biological agents, which allows licensees to be innovative in the design of their products without significantly changing their dimensions or physical properties.

    - VARIETY OF SURFACE PROPERTIES. The PhotoLink process can be tailored to provide SurModics' licensees with the ability to improve the performance of their devices by choosing the specific coating properties desired for particular applications. The PhotoLink technology also provides the medical device manufacturer with the ability to combine multiple surface-enhancing characteristics on the same device.

    - EASE OF USE. The PhotoLink coating process is a relatively simple process that does not require expensive special equipment or the use of hazardous materials and does not subject the coated products to harsh chemical, pressure or temperature conditions. Further, PhotoLink coatings are compatible with all the generally accepted sterilization processes, so the surface attributes are not lost when the medical device is sterilized prior to usage.

    SURFACE PROPERTIES

    SurModics' PhotoLink process has been used by manufacturers of pacemaker leads, drug infusion catheters, laser and balloon angioplasty catheters, urinary drainage catheters, vascular closure devices, wound drains, guide wires, angiography catheters, ureteral stents and hydrocephalic shunts, among other devices. The PhotoLink process can be used to provide medical device manufacturers with the following surface properties to improve product performance:

    - LUBRICITY. Low friction or lubricious coatings reduce the force and time required for insertion, navigation and removal of devices in vascular, neurological and urogenital applications. Lubricity also reduces tissue irritation and damage caused by products such as catheters, guide wires and endoscopy devices. Based on Company and licensee testing, when compared to uncoated surfaces, the PhotoLink process has reduced the friction on surfaces by as much as 85% to 95%, depending on the substrate being coated.

    - HEMOCOMPATIBILITY. Hemocompatible coatings help reduce adverse reactions that may be created when a device is inserted into the body and comes in contact with blood. Heparin has been used for decades as an injectable drug to reduce blood clotting in patients. SurModics can immobilize heparin on the surface of blood-contacting medical devices thereby inhibiting blood clotting on the device surface, minimizing patient risk and enhancing the performance of the device. PhotoLink heparin coatings have been shown in Company and licensee testing to reduce blood clotting by greater than 90% compared to uncoated surfaces. SurModics has immobilized several other chemical agents in addition to heparin that have also demonstrated improved hemocompatibility.

    - INFECTION RESISTANCE. Antimicrobial coatings are advantageous for most implantable medical devices where risk of infection is a concern. PhotoLink technology can apply passive coatings which significantly reduce bacterial adhesion to the device or active coatings incorporating antimicrobial agents which kill bacteria around the device. Testing by the Company has demonstrated that the PhotoLink process reduces the adherence of microorganisms to biomaterial surfaces by 97% to over 99% depending on the base material of the device. In addition, when compared to uncoated products, the PhotoLink process has been shown to increase the uptake of antimicrobial agents applied to the device just prior to implantation and prolong the release of these agents.

    - DRUG DELIVERY. PhotoLink technology can be used to crosslink polymers and create reservoirs to entrap drugs on the surface of medical devices. These drugs can then be released from the surface on a controlled basis by tailoring the polymers, by adjusting the extent of crosslinking, or by using a barrier coating to control diffusion. For example, SurModics has developed a PhotoLink coating that would allow a coronary stent manufacturer to incorporate a drug onto the stent directed at reducing the incidence of restenosis (the re-narrowing of the artery).

    - WETTABILITY. PhotoLink hydrophilic coatings have been shown in tests by the Company and its licensees to accelerate liquid flow rates on normally hydrophobic (water repelling) materials by 75%. Rapid point-of-care diagnostic tests, such as home monitoring or physician monitoring of glucose levels in diabetics, are currently done by pricking a patient's finger and carefully placing a drop of blood onto a polymer strip which is then inserted into a blood glucose reader. The Company believes that the time it takes for the blood to flow up the strip to provide the patient with a readout can be dramatically reduced and the consistency can be greatly improved with PhotoLink technology.

    - CELL GROWTH, TISSUE INTEGRATION AND OTHER TISSUE ENGINEERING. Studies have shown that attachment of extracellular matrix proteins and peptides onto surfaces of implantable medical devices improves host cell attachment, growth and subsequent tissue integration. PhotoLink technology has been used to coat biomedical devices with photoreactive collagens and other proteins upon which cells normally grow within the body. Company studies have shown that biomedical devices (such as vascular grafts and ocular implants) coated with such proteins, have improved attachment, growth of cells and acceptance by surrounding tissues. In addition, the Company is also using its PhotoLink technology to produce three-dimensional scaffolds to promote bone regeneration.

    - BIOMOLECULE IMMOBILIZATION. During a DNA gene analysis, typically hundreds of different probes need to be placed in a pattern on a surface, called a DNA array. These arrays can be used by the pharmaceutical industry to screen for new drugs, by genome mappers to sequence unknown portions of the human genome, or by diagnostic companies to search a patient sample for disease-causing bacteria or viruses. However, DNA does not readily adhere to most surfaces that are important for DNA assays. The Company has demonstrated a versatile method for the immobilization of DNA on various surfaces.

STRATEGY

    The Company's goal is to be the leading provider of surface modification solutions to companies in the medical device industry. To achieve this goal, SurModics intends to implement the following key strategies:

    - FURTHER PENETRATE AND EXPAND ITS LICENSING BASE. The Company intends to continue to focus on commercializing its technology through application-by-application licensing agreements with medical device manufacturers. Under this strategy, SurModics intends to continue to license its PhotoLink technology to multiple licensees within the same market, thereby increasing SurModics' revenue potential.

    - FURTHER DEVELOP APPLICATIONS FOR THE PHOTOLINK TECHNOLOGY. The PhotoLink process is extremely flexible, which provides the Company with many potential useful applications in the medical device industry. The Company intends to devote research and development efforts to further enhance the lubricious, hemocompatible and infection resistant properties of its existing PhotoLink applications, and to further develop applications involving controlled drug delivery and release, DNA immobilization and cell growth and tissue integration.

    - EXPAND SALES AND MARKETING RESOURCES. Because of the technical nature of the Company's operations, SurModics' marketing strategy is to utilize a technically sophisticated direct sales force, which works closely with both the Company's and its customers' development staff. The Company intends to increase its direct sales resources to increase market awareness of the Company's technological capabilities and developments. The Company also intends to improve its market research capabilities to investigate new PhotoLink applications.

    - SEEK JOINT DEVELOPMENT PROGRAMS. The Company intends to aggressively pursue opportunities with medical device companies to expand its technology, internal expertise and revenue base while reducing developmental risks by sharing them with others. SurModics is engaged in several such joint development programs, including one regarding controlled drug delivery and release and another involving DNA immobilization.

    - EXPAND THE COMPANY'S PRODUCT PORTFOLIO. SurModics believes that it can utilize its know-how and expertise in surface modified devices, photoreactive crosslinking and bonding, and reagent chemistry to develop additional proprietary products that SurModics can directly sell, rather than license, to the medical marketplace. The Company may acquire technologies and products which are closely related to or utilize its technology, thereby allowing the Company to leverage its existing presence in the medical marketplace.

CURRENT LICENSING ARRANGEMENTS

    The Company has commercialized its PhotoLink technology through licensing arrangements with medical device manufacturers who apply the PhotoLink coatings to their own products. The Company believes this approach allows it to focus its resources on further developing its technology and expanding its licensing activities, while leveraging the established manufacturing, sales and marketing capabilities of its licensees for the marketing of the specific medical device utilizing the PhotoLink technology. The Company believes its licensees generally find the licensing arrangement to be beneficial for them because it is designed to allow manufacturers to incorporate the PhotoLink process into their own manufacturing processes without the need to send product outside their facility, resulting in tighter quality control and reduced investment in work-in-process inventory.

    SurModics currently has license agreements with 32 companies covering 105 applications. The following table identifies selected licensees of SurModics' PhotoLink technology, some of the medical devices that incorporate SurModics' technology and the surface characteristics sought by the licensee.


       SELECTED LICENSEES                SELECTED MEDICAL DEVICE(1)           DESIRED SURFACE PROPERTY
--------------------------------  ----------------------------------------  ----------------------------
Cook Incorporated                 Angiography catheters*                    Hemocompatibility
                                  Urinary catheters*                        Lubricity
                                  Guide catheters
                                  Intravascular stents
                                  Guide wires
                                  Balloon dilitation catheters

Cordis Corporation                Intravascular stents                      Hemocompatibility
  (a Johnson & Johnson company)                                             Therapeutic drug release

Medtronic PS Medical              Hydrocephalic shunts*                     Lubricity
                                  Central venus access catheter*

Pacesetter, Inc.                  Implantable pacemaker                     Infection resistance
  (a St. Jude Medical, Inc.       components*                               Lubricity
  company)                        Implantable defibrillator
                                  components

Perclose, Inc.                    Vascular closure device*                  Lubricity

Sulzer Carbomedics                Sewing rings for biologically derived     Hemocompatibility
  (a division of Sulzer Medica    and synthetic heart valves
  USA, Inc.)                      Synthetic heart valve components

Target Therapeutics, Inc.         Neurovascular infusion catheters*         Lubricity
  (a subsidiary of Boston         Neurovascular guide wires*
  Scientific Corporation)         Neurovascular guide catheters*

------------------------

(1) The devices marked with an asterisk are currently generating earned royalties for SurModics based on the respective licensee's sale of the medical device incorporating SurModics' technology. The devices not marked with an asterisk are in the development stage and may never generate earned royalties for the Company.


    The licensing process begins with the medical device manufacturer specifying the surface characteristics it desires. Because each surface is unique, the Company routinely conducts a feasibility study at no charge to the customer to qualify each new potential product application by SurModics. Once the feasibility has been proven, the customer typically funds further development by SurModics to optimize the coating formulation to meet the customer's technical and financial needs. A license agreement is then executed granting the licensee the rights to use the technology. SurModics' technical personnel are then available to provide services in the transfer of the PhotoLink technology into the licensee's manufacturing process. Such services can include further coating optimization, process control and trouble shooting which are billable to the licensee. The Company also manufactures and sells the chemical reagents used in the PhotoLink process, thus creating another source of revenue.


    The term of a license agreement is generally for a period of 15 years or the life of SurModics' patents covering the licensed application, whichever is longer, although an agreement may be terminated for any reason upon prior written notice, typically required at least 90 days before termination. The worldwide license can be either exclusive or nonexclusive for a particular medical device, but over 75% of the

Company's licensed applications are nonexclusive. SurModics requires the payment of a non-refundable license fee which has historically ranged from $25,000 to $500,000 and quarterly "earned" royalties of 2% to 6% on the sales of products incorporating SurModics' technology. The amount of license fees and royalties are based on whether the arrangement is exclusive or nonexclusive and the perceived value of the PhotoLink application to the device. Certain nonrefundable license and research and development fees are recoverable by the licensees as offsets against a percentage of future earned royalties. Most of SurModics' agreements incorporate a minimum royalty to be paid by the licensee while the medical devices are developed, tested and commercialized. In certain cases, payment of these minimum royalties may not commence until several months after the execution of an agreement for a particular application.

OTHER PRODUCTS

    STABILIZATION PRODUCTS

    Although the primary focus of the Company is the development and marketing of its PhotoLink technology, the Company also develops and markets stabilization products for use by manufacturers of immunoassay diagnostic tests. SurModics' StabilCoat and StabilZyme Stabilizers are designed to maintain the activity of biological components of the immunoassays, resulting in a longer shelf-life. These products offer SurModics' customers the benefit of product differentiation and improvement while providing the ultimate end users the benefit of a faster test with fewer steps and fewer errors. In fiscal 1997, SurModics generated $1.7 million of revenue from its stabilization products.

    DIAGNOSTIC FORMATS

    The Company also licenses a format for IN VITRO diagnostic tests developed during the early years of the Company. This format has found broad application in the expanding area of rapid point-of-care diagnostic testing, such as pregnancy and strep tests, and generated $1.5 million of royalty revenue for the Company in fiscal 1997 pursuant to the license agreement with Abbott. Although this revenue is expected to grow in the future with the increased sales of licensed products, limited additional SurModics-funded research and development is being undertaken in this area.

    INDUSTRIAL APPLICATIONS

    While it is not the Company's primary focus, the Company occasionally pursues industrial applications for its PhotoLink technology. The Company only pursues those applications that are perceived to be high-value applications in a market that is not considered to be price sensitive. To date, revenue associated with industrial applications has been immaterial and is not expected to be significant in the foreseeable future.

RESEARCH AND DEVELOPMENT

    SurModics' research and development department supports the marketing staff in performing feasibility studies, providing technical assistance to potential licensees, optimizing the coating methodologies for specific licensee applications, assisting in training licensees and integrating the Company's technology and know-how into licensee manufacturing processes. In addition, the research and development department works to enhance and expand the PhotoLink technology through the development of new reagents and new applications.

    As medical devices become more sophisticated and complex, the Company believes the requirements for optimized surface properties will grow. The Company intends to continue its development efforts to allow its PhotoLink technology to provide additional optimized surface properties to meet these needs. The Company's technical strategy is to target selected coating characteristics for further development prior to licensing, in order to facilitate and shorten the license cycle. The Company has begun to perform research into applications for future products both on its own and in conjunction with some of its licensees. Some of the identified research and development opportunities include coatings designed to improve the characteristics of long-term implants, site-specific drug release, orthopedic repair materials and devices, long-term blood compatibility and DNA immobilization methods. In addition to expanding the number of medical applications that may use PhotoLink technology, the Company intends to broaden the spectrum of surfaces on which reagents can be applied, improve the coating process for metals and glass, develop a process for coating the interior diameter of medical devices, expand the portfolio of PhotoLink reagents, and develop additional proprietary products in which PhotoLink reagents serve as the end product.


    The technical staff of the Company consists of 45 scientists, including eight with Ph.D. degrees, four with Masters degrees and 30 with Bachelor degrees, with expertise in chemistry, biomedical engineering, biology, microbiology, cell biology and biochemistry. The technical staff is organized into five areas of specialization: hydrophilicity, microbiology, hemocompatibility, biochemistry and tissue engineering. In addition, a chemistry group supports the synthesis of new reagents needed by the other five groups. SurModics intends to use a portion of the net proceeds from this offering to hire additional technical personnel.


    In fiscal 1996 and 1997, the Company's research and development expenses were $3.3 million and $3.6 million, respectively. The Company's research and development efforts are often funded by commercial licensees and government agencies. Such research and development revenues during these periods were $1.8 million and $2.0 million, respectively.

    Since its founding, the Company has actively participated in the federal government's Small Business Innovative Research ("SBIR") program to fund development efforts. Since 1979, 136 research contracts resulting in revenues of over $23 million have been awarded to SurModics, primarily under the SBIR program. Grant proposals are generally directed toward the commercial strategies of the Company. The Company retains commercial rights to discoveries and technologies resulting from the research and development efforts funded by these grants. Where possible, licensees' products or substrates are used when performing research under the grant; thus the results are often directly applicable to SurModics' licensees. Grant funding has also allowed SurModics to maintain a larger and more technologically diverse employee base than would otherwise be possible.

PATENTS AND PROPRIETARY RIGHTS


    The Company has taken steps intended to protect certain PhotoLink related inventions through a series of patents covering a variety of coating reagents and formulations, as well as particular medical device applications, based on or employing the Company's proprietary photoreactive chemistry. The patents related to the PhotoLink technology include 13 issued U.S. patents, nine pending U.S. patent applications, eight issued foreign patents, 26 pending foreign patent applications and two pending international patent applications. The Company generally files international patent applications in parallel with its U.S. applications. The Company generally files national or regional applications in Australia, Canada, Europe, Japan, and Mexico. In addition to the patents related to the PhotoLink technology, SurModics has four issued U.S. patents, two pending U.S. patent applications, 13 issued foreign patents and nine pending foreign patent applications related to its diagnostic technology. There can be no assurance that any of the pending patent applications will be allowed.



    The commercial success of the Company will depend, in part, on its ability to successfully assert its patents against infringers, to continue to obtain patent protection for newly developed technology, and to avoid infringing patents issued to others, all of which there can be no assurance. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate any of the Company's products or, if patents are issued to the Company, design around, circumvent or challenge the Company's patents. There can also be no assurance that the Company's trade secrets or confidentiality agreements with potential licensees or other parties will provide meaningful protection for the Company's unpatented proprietary information. Litigation, which could result in substantial costs to the Company and substantial diversion of the efforts of its management and technical personnel, may be necessary to protect the Company's intellectual property rights or to determine the scope and validity of third-party proprietary rights.


    The Company also relies heavily upon trade secrets and unpatented proprietary technology. The Company seeks to maintain the confidentiality of such information by requiring employees, consultants and other parties to sign confidentiality agreements and by limiting access by parties outside the Company to such information. There can be no assurance, however, that these measures will prevent the unauthorized disclosure or use of this information or that others will not be able to independently develop such information. Additionally, there can be no assurance that any agreements regarding confidentiality and non-disclosure will not be breached, or, in the event of any breach, that adequate remedies would be available to the Company.

MARKETING AND SALES


    The Company markets its PhotoLink technology throughout the world using a direct sales force consisting of four licensing managers who focus on specific markets such as cardiology devices, diagnostic products and urology products. This specialization fosters an in-depth knowledge of the issues faced by SurModics' licensees within these markets such as technology changes, biomaterial changes and the regulatory environment.


    Because the sales cycle can take several months from feasibility demonstration to the execution of a license agreement, the Company focuses its sales efforts on potential licensees with established market positions rather than those with only development stage products which may never come to market. Generally, the PhotoLink technology is licensed to medical device manufacturers for use on specific products. This strategy enables the Company to license the PhotoLink technology to multiple licensees in the same market. SurModics also targets selling new applications to existing licensees. The Company believes the sales cycle is much faster in these situations because the licensee is already familiar with the technology and the general terms of the license have already been negotiated. The Company intends to use a portion of the net proceeds from this offering to increase the size of its direct sales staff and to expand its market research capabilities to investigate new PhotoLink applications.

    As part of its marketing strategy, the Company publishes technical literature on each surface capability of the PhotoLink technology (I.E., lubricity, hemocompatibility, etc.). In addition, the Company participates at major trade shows and technical meetings, advertises in trade journals and through its website, and conducts direct mailings to appropriate target markets.


    The Company also offers ongoing customer service and technical support throughout a licensee's relationship with SurModics. As part of this service and support, SurModics often performs initial coating feasibility studies on the licensee's device at no charge, works to optimize the licensee's application before final release, educates and trains the licensee on the technology to successfully transfer the technology to its manufacturing facility, and assists the licensee with FDA submissions for coated product approval.


COMPETITION

    Competition in the medical device industry has resulted in an increase in competition in the surface modification market. The Company's PhotoLink technology competes with technologies developed by Biocompatibles International plc, Carmeda (a division of Norsk Hydro, Inc.), Specialty Coatings Systems, Spire Corporation and STS Biopolymers Inc., among others. In addition, many medical device manufacturers have developed or are engaged in efforts to develop surface modification technologies for use on their own products. Most competitors marketing surface modification to the outside marketplace are divisions of organizations with businesses in addition to surface modification. Overall, the Company believes the worldwide market is very fragmented with no competitor marketing to third parties having more than a 10% market share. Many of the Company's existing and potential competitors (including medical device manufacturers pursuing coating solutions through their own research and development efforts) have substantially greater financial, technical and marketing resources than the Company.

    SurModics attempts to differentiate itself from its competition by providing what it believes is a high value-added solution to surface modification. The Company believes that the primary factors customers consider in choosing a particular surface modification technology are performance, ease of manufacturing, ability to produce multiple properties from a single process, compliance with manufacturing regulations, customer service and pricing. The Company believes that its PhotoLink process competes favorably with respect to these factors, enabling it to charge a premium price. The Company believes that the cost and time required to obtain the necessary regulatory approvals significantly reduces the likelihood of a manufacturer changing the coating process it uses once a device has been approved for marketing.

    Because a significant portion of the Company's revenue is dependent on the receipt of royalties based on sales of medical devices incorporating PhotoLink coatings, the Company is also affected by competition within the markets for such devices. The Company believes that the intense competition within the medical device markets creates opportunities for the Company's coating technology as medical device manufacturers seek to differentiate their products through new enhancements or to remain competitive with enhancements offered by other manufacturers. Because the Company seeks to license its technology on a non-exclusive basis, the Company may further benefit from competition within the medical device markets by offering its PhotoLink technology to multiple competing manufacturers of a device. However, competition in the medical device markets could also have an adverse affect on the Company. While the Company seeks to license its products to established manufacturers, in certain cases the Company's licensees may compete directly with larger, dominant manufacturers with extensive product lines and greater sales, marketing and distribution capabilities. The Company also is unable to control other factors that may impact commercialization of PhotoLink-coated devices, such as the marketing and sales efforts of its licensees or competitive pricing pressures within the particular device market. There can be no assurance that products coated with the PhotoLink technology will be successfully commercialized by the Company's licensees or that such licensees will otherwise be able to effectively compete.

    The primary competition for SurModics' stabilization products is its customers' internally developed formulations. The consolidation of the diagnostic industry increases the availability of internally developed stabilizers to the market. There are several direct competitors that have recently emerged, of which Pierce Medical Products, Inc. and Medix, Inc. are the two largest. The Company believes that quick market penetration is the best strategy for addressing these threats. As in the coating market, the Company also believes that once its stabilization products are accepted in an FDA-approved diagnostic test, the likelihood of change is reduced because of the cost and time required to qualify a new component. SurModics' marketing strategy for its stabilization products is to develop a strong market presence by offering superior product performance and technical service.

MANUFACTURING

    In accordance with its licensing strategy, the Company does not perform the actual coating of its licensees' medical devices, nor does it manufacture any of these devices. The Company has, however, adopted a strategy of developing and manufacturing the reagents itself, allowing it to maintain the quality of the reagents and their proprietary nature, while providing an additional source of revenue. PhotoLink reagents are specialty photoreactive chemicals that are prepared using a proprietary formula in small batch processes (as contrasted with commodity chemicals prepared by large continuous methods). Generally, all PhotoLink reagents share a similar production process: a water soluble polymer is synthesized in a glass reactor; reactive photochemical groups are attached to the polymer; the solution is purified and freeze-dried, thus removing the water and creating a solid; and the PhotoLink reagents are packaged in standard quantities in light- and moisture-proof packaging. The reagents are sold dry, requiring the licensee, in most cases, to simply add water or a water and isopropyl alcohol mix before application. The Company has developed proprietary testing and quality assurance standards for manufacturing the reagents and does not disclose the reagent formulas or manufacturing methods. Although licensees may purchase the requisite chemical reagents from any source, all have elected to purchase them from the Company.

    The Company also manufactures its stabilization products. These products are a group of sterile-filtered liquids that generally share a three-step production process. A standard recipe of chemicals is mixed in high purity water, these liquids are sterile-filtered into specific container sizes under aseptic conditions, and the resultant finished goods are packaged and labeled.

    The Company maintains multiple sources of supply for the key raw materials used to manufacture reagents and stabilization products. The Company does, however, purchase some raw materials from single sources, but it believes that additional sources of supply are readily available.

    Although not required to follow Good Manufacturing Practice quality procedures, SurModics does follow such procedures in part to respond to requests of licensees to establish compliance with their criteria. The Company has not yet sought ISO 9001 certification but may do so in the future.

GOVERNMENT REGULATION

    Although PhotoLink technology itself is not directly regulated by the FDA, the medical devices incorporating this technology are subject to FDA regulation. The burden of demonstrating safety and efficacy of such medical devices, the ultimate criteria applied by the FDA, rests with the Company's licensees (the medical device manufacturers). Medical products incorporating the PhotoLink technology may generally be marketed only after 510(k) or PMA applications have been submitted and approved by the FDA, which process can take anywhere from six months for a 510(k) application and to two or three years for a PMA application. These applications are prepared by the manufacturer and contain results of extensive laboratory toxicity, mutagenicity and clinical evaluations on animals and humans conducted by the manufacturer.

    The Company maintains confidential Device Master Files at the FDA regarding the nature, chemical structure and biocompatibility of the PhotoLink reagents. Although the Company's licensees do not have access to these files, the licensees may, with the permission of the Company, reference these files in any medical device submission to the FDA. This process allows the FDA to understand in confidence the details of the PhotoLink technology without the Company having to share this highly confidential information with its licensees.

    Recent U.S. legislation allows device manufacturers, prior to obtaining FDA approval to market a medical device in the U.S., to manufacture such medical device in the U.S. and export it for sale in international markets, which could allow SurModics to realize earned royalties sooner. However, sales of medical devices outside the U.S. are subject to international requirements that vary from country to country. The time required to obtain approval for sale internationally may be longer or shorter than that required by the FDA.

EMPLOYEES


    As of February 1, 1998, SurModics had 76 full-time and seven part-time employees of whom 51 were engaged in development or manufacturing positions, with the remainder in marketing, quality or administrative positions. Of SurModics' employees, eight hold Ph.D. degrees and eight hold Masters degrees. The Company is not a party to any collective bargaining agreements and believes that its employee relations are good.


    Management believes that the future success of the Company will depend in part on its ability to attract and retain qualified technical, management and marketing personnel. Such experienced personnel are in high demand, and the Company must compete for their services with other firms which may be able to offer more favorable benefits.

FACILITIES

    SurModics leases approximately 35,000 square feet of office/warehouse space in Eden Prairie, Minnesota under a lease that expires at the end of 1999. SurModics has an option to extend this lease through the end of 2001. The lease commitment for fiscal 1998 is approximately $210,000. Of the total leased space, approximately 15,000 square feet is office space, 13,000 square feet is laboratory space and 7,000 square feet is manufacturing space. Approximately 6,000 square feet of the manufacturing space is a HEPA-filtered, highly controlled environment, but not certified as a "clean room" under FDA standards. The Company believes that projected capacity of the manufacturing area is adequate to service the needs of its licensees for the foreseeable future.

LEGAL PROCEEDINGS

    The Company is not a party to nor is any of its property subject to any material pending legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The directors and executive officers of the Company are as follows:


NAME                            AGE                       POSITION
------------------------------  ---   -------------------------------------------------
Dale R. Olseth................  67    Chairman of the Board, President and Chief
                                        Executive Officer

Stephen C. Hathaway...........  42    Vice President and Chief Financial Officer

Patrick E. Guire, Ph.D........  61    Senior Vice President of Research and Technology
                                        and Director

James C. Powell...............  48    Vice President of Technical Operations

Andrew B. Summerville.........  52    Vice President of Marketing

Walter H. Diers, Jr...........  46    Vice President of Corporate Development

Marie J. Versen...............  36    Vice President of Quality Management and
                                        Regulatory Compliance

Donald S. Fredrickson, M.D.     73    Director
  (2).........................

James J. Grierson (1).........  55    Director

Kenneth H. Keller, Ph.D.        63    Director
  (1)(2)......................

David A. Koch (1)(2)..........  67    Director

Kendrick B. Melrose (1)(2)....  57    Director


------------------------

(1) Member of Audit Committee

(2) Member of Compensation Committee

    DALE R. OLSETH joined the Company in 1986 as its President, Chief Executive Officer and a director of the Company and has served as Chairman of the Board since 1988. Mr. Olseth also serves on the Board of Directors of The Toro Company and Graco, Inc. He served as Chairman or President and Chief Executive Officer of Medtronic, Inc. from 1976 to 1986. From 1971 to 1976, Mr. Olseth served as President and Chief Executive Officer of Tonka Corporation. Mr. Olseth received a B.B.A. degree from the University of Minnesota in 1952 and an M.B.A. degree from Dartmouth College in 1956.

    STEPHEN C. HATHAWAY joined the Company as its Vice President and Chief Financial Officer in September 1996. Prior to joining SurModics, he served as Director of Finance for Ceridian Employer Services, Ceridian Corporation from 1995 to 1996. Prior to that, Mr. Hathaway was Vice President-- Finance & Operations for Wilson Learning Corporation from 1988 to 1995. He also spent ten years with Arthur Andersen LLP. Mr. Hathaway received a B.S. degree in accounting in 1977 from Miami University and became a Certified Public Accountant in 1980.

    PATRICK E. GUIRE, PH.D. is a co-founder of the Company and has served as Senior Vice President of Research and Technology and a director since 1980. Dr. Guire is responsible for the research affairs of the Company. Prior to founding SurModics, Dr. Guire was employed by Kallestad Laboratories, Inc. as a senior scientist from 1978 to 1979 and was a researcher at the Midwest Research Institute, Inc. in Kansas City, Missouri from 1972 to 1978. He received a B.S. degree in Chemistry from the University of Arkansas, Fayetteville in 1958 and a Ph.D. in biochemistry from the University of Illinois in 1963.

    JAMES C. POWELL joined the Company in 1987, and in 1992 became its Vice President of Technical Operations. He was employed at Precision-Cosmet Company, Inc., a manufacturer of contact and intraocular lenses, from 1978 until he joined SurModics. Mr. Powell received a B.S. degree in wood sciences from Texas A&M University in 1972 and an M.S. degree in polymer science in 1975 from the University of Washington.

    ANDREW B. SUMMERVILLE joined the Company in 1994, and in 1995 became its Vice President of Marketing. He held various sales and marketing positions with Graco, Inc. from 1986 until joining SurModics. Prior to that, Mr. Summerville held similar positions with 3M Company. Mr. Summerville received a B.A. degree in applied science and a B.S. degree in material science from Lehigh University in 1968 and an M.B.A. degree from Dartmouth College in 1970.

    WALTER H. DIERS, JR. joined the Company in 1988 and currently serves as Vice President of Corporate Development. He served as a consultant to several small, high technology companies from 1984 until he joined SurModics. Prior to that, he was the Controller of the Laserdyne division of Data Card Corporation. Mr. Diers received a B.S. degree in economics and a B.S. degree in business in 1977 and an M.B.A. degree in finance in 1979 from the University of Minnesota.

    MARIE J. VERSEN joined the Company in 1987, and in 1996 became its Vice President of Quality Management and Regulatory Compliance. She was previously employed at Precision-Cosmet Company, Inc. from 1983 to 1986. Ms. Versen received a B.S. degree in chemical engineering from the University of Minnesota in 1983.

    DONALD S. FREDRICKSON, M.D. was elected a director of the Company in February 1991. He has served as President and Chief Executive Officer of D.S. Fredrickson Associates, Inc., an international medical research and biomedical consulting firm since 1987. Dr. Fredrickson served as Vice President, President and Chief Executive Officer during his tenure at the Howard Hughes Medical Institute in Washington D.C. from 1983 to 1987. During 1982 and 1983, he served as a scholar-in-residence at the National Academy of Sciences of the United States of America. From 1975 to 1981, he served as the Director of the National Institutes of Health. Dr. Fredrickson received his medical degree from the University of Michigan.

    JAMES J. GRIERSON was elected a director of the Company in 1988. He served as Vice President of Business Development for Honeywell, Inc. from 1992 until his retirement in 1996. He was Vice President of Finance of Honeywell from 1987 to 1992 and its Vice President and Treasurer from 1982 to 1987.

    KENNETH H. KELLER, PH.D. was elected a director of the Company in 1997. He has served as Professor of Science and Technology Policy in the Hubert H. Humphrey Institute of Public Affairs at the University of Minnesota since 1996. Dr. Keller was a Senior Fellow at the Council on Foreign Relations from 1989 to 1997. Dr. Keller joined the Chemical Engineering and Materials Science faculty of the University of Minnesota in 1964, and through the years assumed increasing administrative responsibilities, including serving as the twelfth President of the University in 1985, a position he held until 1988, when he moved to Princeton University as a Visiting Fellow. Dr. Keller received a B.A. degree in liberal arts and a B.S. degree in chemical engineering from Columbia University in 1956 and 1957, respectively, and his M.S.E. and Ph.D. degrees in 1963 and 1964, respectively, from The Johns Hopkins University.

    DAVID A. KOCH was elected a director of the Company in 1988. He has served as the Chairman of Graco, Inc. since 1985, as its Chief Executive Officer from 1962 to 1996 and as its President and Chief Executive Officer from 1962 to 1985. Mr. Koch is also a director of ReliaStar Financial Corporation and is Chair of the Federal Reserve Bank of Minneapolis.

    KENDRICK B. MELROSE was elected a director of the Company in 1988. He has served as Chairman of the Board and Chief Executive Officer of The Toro Company since 1987, served as its Chief Executive Officer from 1983 to 1987 and as its President from 1981 to 1983. Mr. Melrose is also a director of Donaldson Company, Inc., Valspar Corporation and Jostens, Inc.

    The number of directors is determined by the stockholders at their annual meeting, subject to the right of the stockholders to change such number between annual meetings and to the right of the Board to increase such number between annual meetings. All directors hold office until the next annual meeting of stockholders or until their successors have been duly elected and qualified. Executive officers of the Company are appointed by and serve at the discretion of the Board of Directors. The Board of Directors has a Compensation Committee which provides recommendations concerning salaries and other compensation to be paid to executive officers of the Company and administers the Company's employee stock plans. The Board also has an Audit Committee which is responsible for reviewing the Company's audit process.


    The Company does not pay any directors' fees. Non-employee directors are generally compensated with non-qualified options as determined by the Board of Directors from time to time. The non-employee directors currently hold non-qualified options to purchase an aggregate of 200,000 shares of Common Stock. All such options have an exercise price equal to the fair market value of a share of Common Stock on the day of grant and expire five to ten years after the date of grant. Such options vest over five year periods commencing on the date of grant. In addition, Messrs. Grierson and Fredrickson are reimbursed for their expenses incurred in attending meetings of the Board of Directors. See "Principal Stockholders."


EXECUTIVE COMPENSATION

    COMPENSATION SUMMARY. The following table sets forth certain information regarding compensation earned or awarded to the President and Chief Executive Officer and each of the other four most highly compensated executive officers (the "Named Executive Officers") during the Company's fiscal year ended September 30, 1997.

                           SUMMARY COMPENSATION TABLE


                                                                             ANNUAL COMPENSATION
                                                                           -----------------------       ALL OTHER
NAME AND PRINCIPAL POSITION                                   FISCAL YEAR  SALARY($)   BONUS($)(1)  COMPENSATION($)(2)
------------------------------------------------------------  -----------  ----------  -----------  -------------------
Dale R. Olseth,
  President and Chief Executive Officer.....................        1997   $  109,598   $  20,408        $   2,100
Stephen C. Hathaway,
  Vice President and Chief Financial Officer................        1997   $   90,000   $  22,493        $     618
Patrick E. Guire, Ph.D.,
  Senior Vice President of Research and Technology..........        1997   $   86,250   $  16,327        $   1,680
James C. Powell,
  Vice President of Technical Operations....................        1997   $   96,246   $  18,463        $   1,830
Andrew B. Summerville,
  Vice President of Marketing...............................        1997   $   89,160   $  16,523        $   1,675


------------------------


(1) Represents amounts earned under a bonus plan established in fiscal 1997 for the Company's officers enabling them to receive a payout of up to 24% of their base salary. The amount of the bonus was determined based on the achievement of certain revenue and profit goals for the year. The plan was reviewed and approved by the Board of Directors. Mr. Hathaway's bonus includes an additional bonus paid upon commencement of employment with the Company.



(2) Represents contributions made by the Company under its 401(k) plan.

    OPTION GRANTS. The following table sets forth information regarding stock options granted during the fiscal year ended September 30, 1997 to the Named Executive Officers.


                                 OPTION GRANTS
                              (INDIVIDUAL GRANTS)

                                                  NUMBER OF          PERCENT OF TOTAL
                                                 SECURITIES         OPTIONS GRANTED TO      EXERCISE OR
                                             UNDERLYING OPTIONS     EMPLOYEES IN FISCAL     BASE PRICE    EXPIRATION
NAME                                             GRANTED(#)                1997               ($/SH)         DATE
-------------------------------------------  -------------------  -----------------------  -------------  -----------
Dale R. Olseth.............................          --                     --                  --            --
                                                     14,000                9.2%              $    5.00      1/1/02
                                                     30,000               19.8%              $    5.00     11/18/01
                                                     30,000               19.8%              $    5.00     11/18/03
Stephen C. Hathaway........................
Patrick E. Guire, Ph.D.....................          20,000               13.2%              $    5.00      1/1/02
James C. Powell............................          --                     --                  --            --
Andrew B. Summerville......................          16,000               10.6%              $    5.00      1/1/02

    AGGREGATE OPTION EXERCISES AND YEAR-END OPTION VALUES. The following table sets forth certain information regarding options exercised and the number and value of exercisable and unexercisable options to purchase shares of Common Stock held as of the end of the Company's 1997 fiscal year by the Named Executive Officers.

             AGGREGATE OPTION EXERCISES AND YEAR-END OPTION VALUES

                                                                                                 VALUE OF UNEXERCISED
                                                                      NUMBER OF UNEXERCISED      IN-THE-MONEY OPTIONS
                                  SHARES ACQUIRED       VALUE         OPTIONS AT FY-END(#)           AT FY-END($)
NAME                              ON EXERCISE(#)     REALIZED(1)     EXERCISABLE/UNEXERCISABLE EXERCISABLE/UNEXERCISABLE(1)
--------------------------------  ---------------  ----------------  -----------------------  --------------------------
Dale R. Olseth..................        --                --             112,000/128,000           $96,000/$64,000
Stephen C. Hathaway.............        --                --              8,800/65,200                  $0/$0
Patrick E. Guire, Ph.D..........        --                --              24,400/49,600             $14,400/$9,600
James C. Powell.................        14,000        $   14,000          38,000/56,000             $7,200/$4,800
Andrew B. Summerville...........        --                --              31,600/42,400                 $0/$0

------------------------

(1) Based on the difference between the fair market value as of September 30, 1997 ($5.00 per share as determined by the Board of Directors) and the option exercise price.

STOCK OPTIONS


    On January 27, 1997, the Board of Directors and stockholders of the Company adopted the 1997 Incentive Stock Option Plan (the "Plan") in order to provide for the granting of stock purchase options to employees and officers of the Company. The Plan permits the granting of incentive stock options meeting the requirements of Section 422A of the Internal Revenue Code of 1986. The Company has reserved 600,000 shares of its Common Stock for issuance upon exercise of options granted under the Plan. As of the date of this Prospectus, the Company has outstanding options to purchase an aggregate of 30,800 shares under the Plan. The Company also has outstanding options, granted pursuant to the Company's 1987 Incentive Stock Option Plan, which plan expired on January 18, 1997, to purchase an aggregate of 299,600 shares. In addition, the Company has outstanding non-qualified options, granted outside of either of the foregoing plans, to purchase an aggregate of 902,800 shares of Common Stock.

CERTAIN TRANSACTIONS

    In August 1997, the Company adopted a plan pursuant to which an employee of the Company could borrow amounts from the Company to fund option exercises. Any loan made pursuant to this plan is required to provide for: a five-year term, subject to automatic acceleration to the earlier of three months after termination of employment or six months after the shares purchased become eligible for sale in the public market; interest payable annually at the prime rate in effect at the time of the loan, paid annually; principal payable at maturity; and a pledge of the shares of Common Stock acquired with the proceeds of the loan as security. The Board has the authority to terminate this plan at any time and will do so upon completion of this offering. Under the terms of this loan program, (i) Walter H. Diers, Jr., Vice President of Corporate Development for the Company, borrowed an aggregate of $80,000 on September 19, 1997, at an interest rate of 8.5%, to exercise an option to purchase an aggregate of 20,000 shares of Common Stock at $4.00 per share and (ii) James C. Powell, Vice President of Technical Operations for the Company, borrowed an aggregate of $56,000 on September 19, 1997, at an interest rate of 8.5% to exercise an option to purchase an aggregate of 14,000 shares of Common Stock at $4.00 per share.

                             PRINCIPAL STOCKHOLDERS


    The following table sets forth as of February 1, 1998, and as adjusted to reflect the sale of the shares offered hereby, certain information regarding beneficial ownership of the Company's Common Stock by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each director of the Company, (iii) each of the Named Executive Officers and (iv) all executive officers and directors of the Company as a group.


                                                                                     PERCENTAGE OF OUTSTANDING SHARES
                                                                NUMBER OF SHARES
                                                                  BENEFICIALLY      -----------------------------------
NAME OF BENEFICIAL OWNER                                            OWNED(1)         BEFORE OFFERING    AFTER OFFERING
------------------------------------------------------------  --------------------  -----------------  ----------------
Dale R. Olseth (2)(3).......................................           546,000              10.8%              7.7%
Stephen C. Hathaway (2)(4)..................................            17,600                 *                 *
Patrick E. Guire, Ph.D. (2)(5)..............................           207,867               4.2%              3.0%
James C. Powell (2)(6)......................................            87,600               1.8%              1.3%
Andrew B. Summerville (2)(4)................................            34,800                 *                 *
Donald S. Fredrickson, M.D. (2)(4)..........................            52,000               1.1%                *
James J. Grierson (2)(7)....................................            75,000               1.5%              1.1%
Kenneth H. Keller, Ph.D. (2)(4).............................             4,000                 *                 *
David A. Koch (2)(8)........................................           441,400               8.9%              6.4%
Kendrick B. Melrose (2)(7)..................................           142,000               2.9%              2.0%
Seven Hundred Company (9)...................................           522,000              10.6%              7.6%
All executive officers and directors                                 1,692,547
  as a group (12 persons) (10)..............................                                34.0%             24.3%

------------------------

*   Less than one percent.


 (1) Shares not outstanding but deemed beneficially owned by virtue of the individual's right to acquire them as of February 1, 1998, or within 60 days of such date, are treated as outstanding when determining the percent of the class owned by such individual and when determining the percent owned by the group. For purposes of calculating the percent of class owned after this offering, it was assumed that the officers, directors and principal stockholders will not be purchasing shares in this offering. Unless otherwise indicated, each person named or included in the group has sole voting and investment power with respect to the shares of Common Stock set forth opposite his name.


 (2) The address of the directors and executive officers of the Company is 9924 West 74th Street, Eden Prairie, Minnesota 55344.

 (3) Includes 144,000 shares purchasable upon exercise of options.

 (4) Represents shares purchasable upon exercise of options.

 (5) Includes 33,200 shares purchasable upon exercise of options.

 (6) Includes 47,600 shares purchasable upon exercise of options.

 (7) Includes 32,000 shares purchasable upon exercise of options.

 (8) Includes 32,000 shares purchasable upon exercise of options and 16,000 shares held of record by an affiliate of Mr. Koch's wife.

 (9) The address of the Seven Hundred Company is 5140 Norwest Center, 90 South Seventh Street, Minneapolis, MN 55402.

 (10) Includes 462,480 shares purchasable upon exercise of options.

                          DESCRIPTION OF CAPITAL STOCK

    Upon completion of this offering, assuming approval by the stockholders of the amendment to the Company's Restated Articles of Incorporation, as amended, which is discussed below, the authorized capital stock of the Company will consist of 20,000,000 shares of capital stock, $0.05 per share par value, of which 15,000,000 shares are Common Stock and 5,000,000 shares are undesignated.

COMMON STOCK


    As of February 1, 1998, the Company had approximately 200 shareholders of record holding 3,402,788 shares of issued and outstanding Common Stock, including 84,000 shares issued pursuant to restricted stock agreements. The holders of the Common Stock: (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all the assets of the Company available for distribution to holders of the Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; and (iii) are entitled to one vote per share on all matters which stockholders may vote on at all meetings of stockholders. All shares of Common Stock now outstanding are fully paid and nonassessable and the shares of Common Stock to be issued upon completion of this offering will be fully paid and nonassessable. There are no redemption, sinking fund, conversion or preemptive rights with respect to the shares of Common Stock.


    The holders of the Common Stock do not have cumulative voting rights. Subject to the rights of any future series of preferred stock, the holders of more than 50 percent of such outstanding shares voting for the election of directors can elect all of the directors of the Company to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of the Company's directors.

SERIES A CONVERTIBLE PREFERRED STOCK


    Upon the closing of this offering, the 376,828 shares of outstanding Series A Convertible Preferred Stock, held of record by approximately 70 shareholders, will be converted automatically into an aggregate of 1,507,312 shares of Common Stock. The Company's Restated Articles of Incorporation, as amended, provide for the automatic cancellation and elimination of the shares authorized as Series A Convertible Preferred Stock upon conversion of all such shares.


UNDESIGNATED STOCK

    Under governing Minnesota law and the Company's Restated Articles of Incorporation, as amended, no action by the Company's stockholders is necessary, and only action of the Board of Directors is required, to authorize the issuance of any of the undesignated stock. The Board of Directors is empowered to establish and to designate each class or series of the undesignated shares and to set the terms of such shares (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences). Accordingly, the Board of Directors, without stockholder approval, may issue such undesignated shares in one or more series of preferred stock having rights, preferences, privileges or restrictions, including voting rights, that may be greater than the rights of holders of Common Stock.

    It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the Common Stock until the Board of Directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things, restricting dividends on the Common Stock, diluting the voting power of the Common Stock, impairing the liquidation rights of the Common Stock and delaying or preventing a change in control of the Company without further action by the stockholders. The Company has no present plans to issue any shares of preferred stock.

MINNESOTA BUSINESS CORPORATION ACT

    Certain provisions of Minnesota law described below could have an anti-takeover effect. These provisions are intended to provide management flexibility and to enhance the likelihood of continuity and stability in the composition of the Company's Board of Directors and in the policies formulated by the Board and to discourage an unsolicited takeover of the Company, if the Board determines that such a takeover is not in the best interests of the Company and its stockholders. However, these provisions could have the effect of discouraging certain attempts to acquire the Company which could deprive the Company's stockholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

    Section 302A.671 of the Minnesota Statutes applies, with certain exceptions, to any acquisition of voting stock of the Company (from a person other than the Company, and other than in connection with certain mergers and exchanges to which the Company is a party) resulting in the beneficial ownership of 20 percent or more of the voting stock then outstanding. Section 302A.671 requires approval of any such acquisitions by a majority vote of the stockholders of the Company prior to its consummation. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable at their then fair market value by the Company within 30 days after the acquiring person has failed to give a timely information statement to the Company or the date the stockholders voted not to grant voting rights to the acquiring person's shares.

    Section 302A.673 of the Minnesota Statutes generally prohibits any business combination by the Company, or any subsidiary of the Company, with any stockholder which purchases 10 percent or more of the Company's voting shares (an "interested stockholder") within four years following such interested stockholder's share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of the Board of Directors of the Company serving before the interested stockholder's share acquisition date.

CERTAIN LIMITED LIABILITY AND INDEMNIFICATION PROVISIONS

    The Company's Restated Articles of Incorporation, as amended, limit the personal liability of its directors. Specifically, directors of the Company will not be personally liable to the Company or its stockholders for monetary damages for any breach of their fiduciary duty as directors, except to the extent that the elimination or limitation of liability is in contravention of the MBCA, as amended. This provision will generally not limit liability under state or federal securities law.

    Section 302A.521 of the MBCA provides that a Minnesota business corporation shall indemnify any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official capacity (as defined) of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain statutory standards are met. "Proceeding" means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation. Section 302A.521 contains detailed terms regarding such right of indemnification and reference is made thereto for a complete statement of such indemnification rights.

    Section 5.1 of the Company's Bylaws provides that each director, officer and employee of the Company shall be indemnified by the Company in accordance with, and to the fullest extent permissible by, applicable law.

    The Company is in the process of obtaining an insurance policy covering director and officer liability.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the Company pursuant to the foregoing provisions, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar with respect to the Company's Common Stock will be Firstar Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no public market for the Common Stock. Future sales of substantial amounts of Common Stock in the open market may adversely affect the market price of the Common Stock offered hereby and the ability of the Company to raise equity capital in the future.


    Upon consummation of the offering, the Company will have outstanding an aggregate of 6,910,100 shares of Common Stock (assuming no exercise of the Underwriters' over-allotment option). Of the aggregate number of outstanding shares of Common Stock, the 2,000,000 shares of Common Stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by an "affiliate" of the Company, as that term is defined by Rule 144 promulgated under the Securities Act (an "Affiliate"), whose sales would be subject to certain volume limitations and other restrictions described below. The remaining 4,910,100 shares of Common Stock originally issued and sold by the Company in private transactions in reliance upon exemptions from the Securities Act held by stockholders upon the consummation of this offering will be "restricted securities" as that term is defined in Rule 144 under the Securities Act, and may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, 144(k) or 701 or otherwise.



    All officers and directors and certain stockholders of the Company, owning an aggregate of 4,101,212 shares, have entered into "lock-up" agreements, agreeing not to, directly or indirectly, sell, assign, transfer, encumber, offer to sell, grant any option for the sale of, or otherwise dispose of, any shares of Common Stock without the consent of the Representative for a period of 180 days after the date of this Prospectus. The Representative may waive these restrictions at any time in its discretion. In considering any waiver request, the Representative may take into account prevailing market conditions, the number of shares subject to the requested waiver, the extent to which other waivers have been granted and other factors that the Representative may deem relevant. Taking such restrictions into account, in addition to the 2,000,000 shares of Common Stock offered hereby, (i) approximately 676,552 shares will be eligible for immediate sale on the date of this Prospectus in accordance with Rule 144; (ii) approximately 21,600 shares will be eligible for sale on April 1, 1998 upon expiration of certain restrictions under restricted stock awards;
(iii) approximately 17,428 additional shares will become eligible for sale in the public market beginning 90 days after the date of this Prospectus in accordance with Rule 144; and (iv) approximately 4,067,212 additional shares will be eligible for sale beginning 180 days after the date of this Prospectus upon the expiration of the lock-up agreements, subject, in the case of Affiliates, to volume and manner of sale limitations under Rule 144.


    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who beneficially owns shares last acquired privately from the Company or an Affiliate at least one year previously is entitled to sell, in "brokers' transactions" or to market makers, within any three-month period commencing 90 days after the date of this Prospectus, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (approximately 69,000 shares immediately after the offering); or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are generally subject to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an Affiliate of the Company at any time during the 90 days preceding a sale, and who beneficially owns shares last acquired from the Company or an Affiliate at least two years previously, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Unless otherwise restricted, "144(k) shares" may therefore be sold immediately upon the consummation of this offering.

    Any employee, officer or director of or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits non-Affiliates to sell their Rule 701 shares without complying with the public information, holding period, volume limitation or notice provisions of Rule 144 and which permits Affiliates to sell their Rule 701 shares without complying with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this Prospectus.


    The Company intends to file, after expiration of the lockup agreements referenced above, Registration Statements on Form S-8 under the Securities Act to register shares of Common Stock reserved for issuance upon exercise of stock options, thus permitting the resale of such shares by non-Affiliates in the public market without restrictions under the Securities Act and by Affiliates subject to volume and manner of sale limitations under Rule 144. As of the date of this Prospectus, options to purchase 1,233,200 shares of Common Stock were outstanding, with 531,520 of the shares issuable upon exercise of such options subject to vesting requirements extending beyond the terms of the lock-up agreements. The remaining 701,680 shares issuable upon exercise of such options will become available for exercise and sale upon vesting and effectiveness of such Registration Statements on Form S-8.


REGISTRATION RIGHTS


    The Company has entered into Registration Rights Agreements with all holders of Series A Convertible Preferred Stock granting them participatory and demand registration rights with respect to the shares of Common Stock issuable to them upon conversion of their shares of Series A Convertible Preferred Stock. The participatory or "piggyback" rights provide that if the Company determines to register for public sale with the U.S. Securities and Exchange Commission any of the Company's securities, the Company will use its best efforts to cause the Common Stock acquired upon conversion of the Series A Convertible Preferred Stock by such stockholders to be included in the offering for the benefit of the investors desiring to sell such shares. The piggyback registration rights relate to certain public offerings of the Company, if any, occurring during a three-year period beginning on the closing of this offering. Such registration rights are subject to various limitations, including the right of the managing underwriter of a subsequent offering to determine that marketing factors require a limitation on the number of shares of Common Stock that can be sold by the selling stockholders participating in the registered sales. In connection with any exercise of these piggyback rights, the Registration Rights Agreements provide that the selling stockholders pay their own selling expenses (including selling commissions and stock transfer taxes), as well as a proportionate share of offering and registration fees and expenses.



    The demand registration rights provide that on a one-time basis only, during a two and one-half year period beginning six months after the effective date of this offering, upon the request of the holders of a majority in interest thereof, the Company will promptly take all necessary action to register or qualify for immediate sale, under the Securities Act and the securities laws of such states as the holders may reasonably request, the Common Stock obtained upon conversion. In connection with these demand rights, the Company will bear all offering and registration fees and expenses other than blue sky fees, fees and disbursements of underwriter's counsel and selling stockholders' selling expenses (including selling commissions and stock transfer taxes), which will be the responsibility of the selling stockholder. Any request for demand registration made within the period beginning six months and ending twelve months after the date of this Prospectus may be limited in the event that John
G. Kinnard and Company, Incorporated determines that any such demand registration would have an adverse effect on the market price of Common Stock. In the event of any such determination, the Company may delay filing of a registration statement for such demand registration for up to 180 days.

    The registration rights granted under the Registration Rights Agreements may not be transferred or assigned to any subsequent holder of Series A Convertible Preferred Stock or shares of Common Stock issuable upon conversion thereof without the prior written consent of the Company. All registration rights granted under the Registration Rights Agreements terminate upon the subsequent transfer of 75% or more of the shares of Common Stock issued upon conversion of the Series A Convertible Preferred Stock.


                                  UNDERWRITING

    The Underwriters named below, for which John G. Kinnard and Company, Incorporated is acting as representative (the "Representative"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement with the Company to purchase from the Company the 2,000,000 shares of Common Stock offered hereby. The number of shares that each Underwriter has agreed to purchase is set forth opposite its name below:

                                                                                   NUMBER OF
UNDERWRITER                                                                          SHARES
---------------------------------------------------------------------------------  ----------
John G. Kinnard and Company, Incorporated........................................

                                                                                   ----------
    Total........................................................................   2,000,000
                                                                                   ----------
                                                                                   ----------

    The Underwriting Agreement provides that the several Underwriters will be obligated to purchase all of the shares offered hereby, if any are purchased. The obligation of the Underwriters to purchase the shares is several and not joint meaning that, subject to the terms of the Underwriting Agreement, each Underwriter is obligated to purchase only the number of shares set forth opposite its name.


    The Underwriters propose to offer the shares to the public at the Price to Public set forth on the cover page of this Prospectus and to dealers at such price less a concession not in excess of $ per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to certain other brokers and dealers. The Price to Public, concession and reallowance will not be changed by the Representative in the initial public offering, but the offering price and other selling terms may be changed by the Representative at any time thereafter.


    The Company has granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 300,000 shares at the Price to Public, less the Underwriting Discount and Commission shown on the cover page of this Prospectus. The Underwriters may exercise such option only for the purpose of covering any over-allotments in the sale of the shares offered hereby.

    The Representative has informed the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

    The Underwriting Agreement provides for reciprocal indemnification between the Company, the Underwriters and their controlling persons against civil liabilities in connection with the offering, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such Act and is therefore unenforceable.


    In order to facilitate the offering of Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of Common Stock. Specifically, the Underwriters may over-allot Common Stock in connection with the offering, creating a short position in Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. The Underwriters may also reclaim selling concessions allowed to an underwriter or dealer for distributing Common Stock in the offering, if the Underwriters repurchase previously distributed Common Stock in transactions to cover their short positions, in stabilization transactions or otherwise. Finally, the Underwriters may bid for, and purchase, shares of Common Stock in market making transactions and impose penalty bids. These activities may stabilize or maintain the market price of Common Stock above the market level that may otherwise prevail. The Underwriters are not required to engage in these activities and may end any of these activities at any time. Any such activities will be undertaken in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act"), if at all.


    Prior to this offering, there has been no public trading market for the Common Stock. The initial public offering price of the shares has been determined by negotiations between the Company and the Representative. Among the factors considered in such negotiations were the prevailing market conditions, estimates of the business potential of the Company, the results of operations of the Company in recent periods and other factors deemed to be relevant.

    The foregoing is a brief summary of the material provisions of the Underwriting Agreement and does not purport to be a complete statement of their terms and conditions. The Underwriting Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

                                 LEGAL MATTERS


    The validity of the Common Stock offered hereby will be passed upon for the Company by Fredrikson & Byron, P.A., Minneapolis, Minnesota. Certain legal matters for the Underwriters will be passed upon by Oppenheimer Wolff & Donnelly LLP, Minneapolis, Minnesota.


                                    EXPERTS


    The audited financial statements of SurModics, Inc. as of September 30, 1996 and 1997 and for each of the three years in the period ended September 30, 1997, included in this Prospectus and elsewhere in the registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.


                             AVAILABLE INFORMATION

    The Company has filed with the Commission a Registration Statement under the Securities Act with respect to the sale of the shares. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the shares being offered hereby, reference is made to the Registration Statement, including the exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement. The Registration Statement may be inspected by anyone without charge at the principal office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, or at one of the Commission's regional offices: 500 West Madison, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, 13th Floor, New York, New York, 10048. Copies of all or any part of such material may be obtained upon payment of the prescribed fees from the Public Reference Section of the Commission at 450 Fifth Street, N.W. Washington, D.C. The Commission maintains a World Wide Website at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company.


    Prior to this offering, the Company has not been subject to the reporting requirements of the Exchange Act. After completion of this offering, the Company intends to comply with such requirements, including distributing to its stockholders an annual report containing audited financial statements.

                                SURMODICS, INC.

                              FINANCIAL STATEMENTS

                                     INDEX


                                                                                                               PAGE
                                                                                                             ---------

Report of Independent Public Accountants...................................................................     F-2

Balance Sheets as of September 30, 1996 and 1997, December 31, 1997 (unaudited) and Pro Forma as of
  December 31, 1997 (unaudited)............................................................................     F-3

Statements of Operations for the Years Ended September 30, 1995, 1996 and 1997, and for the Three Months
  Ended December 31, 1996 and 1997 (unaudited).............................................................     F-4

Statements of Stockholders' Equity for the Years Ended September 30, 1995, 1996 and 1997, for the Three
  Months Ended December 31, 1997 (unaudited) and Pro Forma as of September 30, 1997 (unaudited)............     F-5

Statements of Cash Flows for the Years Ended September 30, 1995, 1996 and 1997, and for the Three Months
  Ended December 31, 1996 and 1997 (unaudited).............................................................     F-6

Notes to Financial Statements..............................................................................     F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To SurModics, Inc.:

    We have audited the accompanying balance sheets of SurModics, Inc. (a Minnesota corporation) as of September 30, 1996 and 1997, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SurModics, Inc. as of September 30, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
  November 14, 1997 (except for
  Note 3, as to which the date
  is December 22, 1997)

                                SURMODICS, INC.


                                 BALANCE SHEETS



                                                             SEPTEMBER 30,
                                                       --------------------------  DECEMBER 31,      PRO FORMA
                                                           1996          1997          1997      DECEMBER 31, 1997
                                                       ------------  ------------  ------------  -----------------
                                                                                   (UNAUDITED)      (UNAUDITED;
                                                                                                    SEE NOTE 8)
                                                      ASSETS
CURRENT ASSETS:
  Cash and cash equivalents..........................  $  2,012,906  $    491,624  $   566,385   $        566,385
  Short-term investments.............................     1,831,910     1,455,976    1,685,099          1,685,099
  Accounts receivable, less allowance of $5,000,                                       712,873            712,873
    $29,000 and $15,000..............................       627,819       922,466
  Inventories........................................       260,768       264,008      258,985            258,985
  Prepaids and other.................................        61,423        74,124      167,140            167,140
                                                       ------------  ------------  ------------  -----------------
      Total current assets...........................     4,794,826     3,208,198    3,390,482          3,390,482
                                                       ------------  ------------  ------------  -----------------
PROPERTY AND EQUIPMENT:
  Laboratory fixtures and equipment..................     1,901,828     2,027,940    2,090,159          2,090,159
  Office furniture and equipment.....................       727,563       815,602      878,827            878,827
  Leasehold improvements.............................     1,038,609     1,049,802    1,049,802          1,049,802
  Construction in progress...........................       --             18,620      193,875            193,875
  Less--Accumulated depreciation and amortization....    (2,452,609)   (2,846,954)  (2,959,654 )       (2,959,654 )
                                                       ------------  ------------  ------------  -----------------
      Property and equipment, net....................     1,215,391     1,065,010    1,253,009          1,253,009
LONG-TERM INVESTMENTS................................       --          1,874,118    1,385,312          1,385,312
OTHER ASSETS, net....................................        36,265       302,930      312,217            312,217
                                                       ------------  ------------  ------------  -----------------
                                                       $  6,046,482  $  6,450,256  $ 6,341,020   $      6,341,020
                                                       ------------  ------------  ------------  -----------------
                                                       ------------  ------------  ------------  -----------------

                                       LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable...................................  $     52,663  $    280,467  $   144,723   $        144,723
  Accrued liabilities--
    Compensation.....................................       162,108       400,861      294,966            294,966
    Other............................................       111,635        91,807      129,114            129,114
  Deferred revenues..................................       518,786       308,143      272,347            272,347
                                                       ------------  ------------  ------------  -----------------
      Total current liabilities......................       845,192     1,081,278      841,150            841,150
DEFERRED REVENUES AND OTHER, less current portion....       460,850       266,973      231,841            231,841
                                                       ------------  ------------  ------------  -----------------
      Total liabilities..............................     1,306,042     1,348,251    1,072,991          1,072,991
                                                       ------------  ------------  ------------  -----------------
COMMITMENTS AND CONTINGENCIES (Note 6)
STOCKHOLDERS' EQUITY:
  Series A Convertible Preferred Stock--
    $.05 par value, 450,000 shares authorized;                                          18,841          --
      376,828 shares issued and outstanding (none pro
      forma).........................................        18,841        18,841
  Voting Common Stock--
    $.05 par value, 15,000,000 shares authorized;                                      169,844            245,208
      3,311,480, 3,400,868 and 3,396,868 shares
      issued and outstanding (4,904,180 pro forma)...       165,576       170,044
  Additional paid-in capital.........................    13,093,961    13,491,665   13,490,865         13,434,342
  Unearned compensation..............................      (142,720)     (259,000)    (243,000 )         (243,000 )
  Stock purchase notes receivable....................       --           (160,000)    (160,000 )         (160,000 )
  Accumulated deficit................................    (8,395,218)   (8,159,545)  (8,008,521 )       (8,008,521 )
                                                       ------------  ------------  ------------  -----------------
      Total stockholders' equity.....................     4,740,440     5,102,005    5,268,029          5,268,029
                                                       ------------  ------------  ------------  -----------------
                                                       $  6,046,482  $  6,450,256  $ 6,341,020   $      6,341,020
                                                       ------------  ------------  ------------  -----------------
                                                       ------------  ------------  ------------  -----------------


      The accompanying notes are an integral part of these balance sheets.

                                SURMODICS, INC.


                            STATEMENTS OF OPERATIONS



                                                                                              THREE MONTHS
                                                    YEARS ENDED SEPTEMBER 30,              ENDED DECEMBER 31,
                                             ----------------------------------------  --------------------------
                                                 1995          1996          1997          1996          1997
                                             ------------  ------------  ------------  ------------  ------------
                                                                                              (UNAUDITED)
REVENUES:
  Royalties................................  $  2,082,176  $  2,340,187  $  2,913,119  $    603,141  $    941,768
  License fees.............................       857,500       382,500       540,000       232,500       --
  Product sales............................     1,428,951     1,641,226     2,158,572       489,652       497,225
  Research and development.................     1,587,607     1,818,739     1,970,174       330,063       470,443
                                             ------------  ------------  ------------  ------------  ------------
    Total revenues.........................     5,956,234     6,182,652     7,581,865     1,655,356     1,909,436
                                             ------------  ------------  ------------  ------------  ------------
OPERATING COSTS AND EXPENSES:
  Product..................................     1,258,327     1,214,526     1,431,675       328,497       249,818
  Research and development.................     2,966,489     3,316,767     3,597,061       811,740       958,449
  Sales and marketing......................     1,060,728       911,622     1,098,316       222,140       302,886
  General and administrative...............     1,125,494     1,154,412     1,417,524       305,807       296,829
                                             ------------  ------------  ------------  ------------  ------------
    Total operating costs and
      expenses.............................     6,411,038     6,597,327     7,544,576     1,668,184     1,807,982
                                             ------------  ------------  ------------  ------------  ------------
INCOME (LOSS) FROM OPERATIONS..............      (454,804)     (414,675)       37,289       (12,828)      101,454
                                             ------------  ------------  ------------  ------------  ------------
OTHER INCOME (EXPENSE):
  Investment income and other, net.........       350,465       275,849       198,384        39,063        49,570
  Loss on investments......................      (217,840)      (54,901)      --            --            --
                                             ------------  ------------  ------------  ------------  ------------
    Other income, net......................       132,625       220,948       198,384        39,063        49,570
                                             ------------  ------------  ------------  ------------  ------------
NET INCOME (LOSS)..........................  $   (322,179) $   (193,727) $    235,673  $     26,235  $    151,024
                                             ------------  ------------  ------------  ------------  ------------
                                             ------------  ------------  ------------  ------------  ------------
NET INCOME (LOSS) PER SHARE (PRO FORMA)
  (Note 2)
  Basic....................................  $       (.07) $       (.04) $        .05  $        .01  $        .03
  Diluted..................................          (.07)         (.04)          .04           .00           .03
WEIGHTED AVERAGE SHARES OUTSTANDING (PRO
  FORMA) (Note 2)
  Basic....................................     4,788,963     4,851,123     4,905,394     4,894,317     4,967,496
  Diluted..................................     4,788,963     4,851,123     5,393,031     5,398,559     5,432,114


   The accompanying notes are an integral part of these financial statements.

                                SURMODICS, INC.


                       STATEMENTS OF STOCKHOLDERS' EQUITY


                                         CONVERTIBLE              VOTING           NONVOTING COMMON
                                       PREFERRED STOCK         COMMON STOCK             STOCK          ADDITIONAL
                                     --------------------  --------------------  --------------------   PAID-IN      UNEARNED
                                      SHARES     AMOUNT     SHARES     AMOUNT     SHARES     AMOUNT     CAPITAL    COMPENSATION
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------  -------------
BALANCE, September 30, 1994........    376,828  $  18,841  3,158,380  $ 157,920     26,232  $   1,312  $12,688,813   $(151,680)
  Common stock options exercised...     --         --         36,040      1,800     --         --          90,860       --
  Restricted stock granted.........     --         --         24,000      1,200     --         --         118,800     (120,000)
  Amortization of unearned
    compensation...................     --         --         --         --         --         --          --           50,560
  Net realized loss on
    investments....................     --         --         --         --         --         --          --           --
  Unrealized gain on investments...     --         --         --         --         --         --          --           --
  Net loss.........................     --         --         --         --         --         --          --           --
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------  -------------
BALANCE, September 30, 1995........    376,828     18,841  3,218,420    160,920     26,232      1,312  12,898,473     (221,120)
  Common stock options exercised...     --         --         71,628      3,584     --         --         199,088       --
  Conversion of nonvoting common
    stock to voting common stock...     --         --         26,232      1,312    (26,232)    (1,312)     --           --
  Restricted stock canceled........     --         --         (4,800)      (240)    --         --          (3,600)       3,840
  Amortization of unearned
    compensation...................     --         --         --         --         --         --          --           74,560
  Unrealized loss on investments...     --         --         --         --         --         --          --           --
  Realized loss on investments.....     --         --         --         --         --         --          --           --
  Net loss.........................     --         --         --         --         --         --          --           --
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------  -------------
BALANCE, September 30, 1996........    376,828     18,841  3,311,480    165,576     --         --      13,093,961     (142,720)
  Common stock options exercised...     --         --         45,388      2,268     --         --         179,904       --
  Restricted stock granted.........     --         --         44,000      2,200     --         --         217,800     (220,000)
  Amortization of unearned
    compensation...................     --         --         --         --         --         --          --          103,720
  Net income.......................     --         --         --         --         --         --          --           --
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------  -------------
BALANCE, September 30, 1997........    376,828     18,841  3,400,868    170,044     --         --      13,491,665     (259,000)
  Restricted stock
    canceled (unaudited)...........     --         --         (4,000)      (200)    --         --         (16,800)      17,000
  Restricted stock
    extension (unaudited)..........     --         --         --         --         --         --          16,000      (16,000)
  Amortization of unearned
    compensation (unaudited).......     --         --         --         --         --         --          --           15,000
  Net income (unaudited)...........     --         --         --         --         --         --          --           --
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------  -------------
BALANCE, December 31, 1997.........    376,828     18,841  3,396,868    169,844     --         --      13,490,865     (243,000)
  Effects of conversion of Series A
    Convertible Preferred Stock to
    common stock (Note 8)
    (unaudited)....................   (376,828)   (18,841) 1,507,312     75,364     --         --         (56,523)      --
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------  -------------
BALANCE, pro forma, December 31,
  1997 (unaudited).................     --      $  --      4,904,180  $ 245,208     --      $  --      $13,434,342   $(243,000)
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------  -------------
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------  -------------


                                        STOCK
                                      PURCHASE    UNREALIZED                    TOTAL
                                        NOTES     INVESTMENT   ACCUMULATED   STOCKHOLDERS'
                                     RECEIVABLE      LOSS        DEFICIT        EQUITY
                                     -----------  -----------  ------------  ------------
BALANCE, September 30, 1994........   $  --        $(246,390)   $(7,879,312)  $4,589,504
  Common stock options exercised...      --           --            --            92,660
  Restricted stock granted.........      --           --            --            --
  Amortization of unearned
    compensation...................      --           --            --            50,560
  Net realized loss on
    investments....................      --          217,840        --           217,840
  Unrealized gain on investments...      --           28,550        --            28,550
  Net loss.........................      --           --          (322,179)     (322,179)
                                     -----------  -----------  ------------  ------------
BALANCE, September 30, 1995........      --           --        (8,201,491)    4,656,935
  Common stock options exercised...      --           --            --           202,672
  Conversion of nonvoting common
    stock to voting common stock...      --           --            --            --
  Restricted stock canceled........      --           --            --            --
  Amortization of unearned
    compensation...................      --           --            --            74,560
  Unrealized loss on investments...      --          (54,901)       --           (54,901)
  Realized loss on investments.....      --           54,901        --            54,901
  Net loss.........................      --           --          (193,727)     (193,727)
                                     -----------  -----------  ------------  ------------
BALANCE, September 30, 1996........      --           --        (8,395,218)    4,740,440
  Common stock options exercised...    (160,000)      --            --            22,172
  Restricted stock granted.........      --           --            --            --
  Amortization of unearned
    compensation...................      --           --            --           103,720
  Net income.......................      --           --           235,673       235,673
                                     -----------  -----------  ------------  ------------
BALANCE, September 30, 1997........    (160,000)      --        (8,159,545)    5,102,005
  Restricted stock
    canceled (unaudited)...........      --           --            --            --
  Restricted stock
    extension (unaudited)..........      --           --            --            --
  Amortization of unearned
    compensation (unaudited).......      --           --            --            15,000
  Net income (unaudited)...........      --           --           151,024       151,024
                                     -----------  -----------  ------------  ------------
BALANCE, December 31, 1997.........    (160,000)      --        (8,008,521)    5,268,029
  Effects of conversion of Series A
    Convertible Preferred Stock to
    common stock (Note 8)
    (unaudited)....................      --           --            --            --
                                     -----------  -----------  ------------  ------------
BALANCE, pro forma, December 31,
  1997 (unaudited).................   $(160,000)   $  --        $(8,008,521)  $5,268,029
                                     -----------  -----------  ------------  ------------
                                     -----------  -----------  ------------  ------------


   The accompanying notes are an integral part of these financial statements.

                                SURMODICS, INC.


                            STATEMENTS OF CASH FLOWS



                                                                                                   THREE MONTHS ENDED
                                                              YEARS ENDED SEPTEMBER 30,               DECEMBER 31,
                                                       ----------------------------------------  -----------------------
                                                           1995          1996          1997         1996         1997
                                                       ------------  ------------  ------------  -----------  ----------
                                                                                                       (UNAUDITED)
OPERATING ACTIVITIES:
  Net income (loss)..................................  $   (322,179) $   (193,727) $    235,673  $    26,235  $  151,024
  Adjustments to reconcile net income (loss) to net
    cash provided by operating activities--
    Depreciation and amortization....................       449,746       427,274       460,039      119,278     116,707
    Realized loss on investments.....................       217,840        54,901       --           --           --
    Amortization of unearned compensation, net.......        50,560        59,200       103,720       17,680      15,000
    Change in deferred rent..........................         8,812         2,174       (11,104)      (1,811)     (3,882)
    Change in assets and liabilities:
      Accounts receivable............................       (29,250)      (67,849)     (294,647)      98,778     209,593
      Inventories....................................      (100,318)       (3,945)       (3,240)      13,598       5,023
      Accounts payable and accrued liabilities.......       113,170        (9,962)      446,729      (29,481)   (204,332)
      Deferred revenue...............................      (311,968)      138,268      (393,416)     (57,971)    (67,046)
      Prepaids and other.............................         2,230       (33,303)      (12,701)     (35,613)    (93,016)
                                                       ------------  ------------  ------------  -----------  ----------
        Net cash provided by operating activities....        78,643       373,031       531,053      150,693     129,071
                                                       ------------  ------------  ------------  -----------  ----------
INVESTING ACTIVITIES:
  Purchases of property and equipment, net...........      (190,323)     (201,580)     (298,388)     (50,591)   (300,701)
  Purchases of short-term investments................      (933,428)   (1,497,290)   (2,049,066)    (597,165)     --
  Sales of short-term investments....................       --          2,659,520     2,425,000      725,000     250,000
  Purchases of long-term investments.................      (334,620)      --         (1,874,118)    (971,903)     --
  Other..............................................       (15,000)      --           (277,935)     --           (3,609)
                                                       ------------  ------------  ------------  -----------  ----------
        Net cash provided by (used in) investing
          activities.................................    (1,473,371)      960,650    (2,074,507)    (894,659)    (54,310)
                                                       ------------  ------------  ------------  -----------  ----------
FINANCING ACTIVITIES:
  Issuance of common stock, net of offering costs....        92,660       218,032        22,172      --           --
  Borrowings (repayments) under line of credit,
    net..............................................    (1,151,263)      --            --           --           --
  Repayment of long-term debt and capital lease
    obligations......................................       (46,206)      (16,917)      --           --           --
                                                       ------------  ------------  ------------  -----------  ----------
        Net cash provided by (used in) financing
          activities.................................    (1,104,809)      201,115        22,172      --           --
                                                       ------------  ------------  ------------  -----------  ----------
        Net increase (decrease) in cash and cash
          equivalents................................    (2,499,537)    1,534,796    (1,521,282)    (743,966)     74,761
CASH AND CASH EQUIVALENTS:
  Beginning of period................................     2,977,647       478,110     2,012,906    2,012,906     491,624
                                                       ------------  ------------  ------------  -----------  ----------
  End of period......................................  $    478,110  $  2,012,906  $    491,624  $ 1,268,940  $  566,385
                                                       ------------  ------------  ------------  -----------  ----------
                                                       ------------  ------------  ------------  -----------  ----------
SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid......................................  $     13,462  $      2,254  $      1,700  $     1,700  $   --
  Noncash investing and financing activity-- Issuance
    of stock purchase notes receivable from exercised
    stock options....................................       --            --            160,000      --           --


   The accompanying notes are an integral part of these financial statements.

                                SURMODICS, INC.
                         NOTES TO FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1996 AND 1997
              (INCLUDING DATA APPLICABLE TO THE UNAUDITED PERIODS)


1. DESCRIPTION:

    SurModics, Inc. (the Company) (formerly BSI Corporation) develops, manufactures and markets innovative surface modifications for medical, industrial and diagnostic products. The Company also produces and markets a line of proprietary biomolecule stabilization products. Its revenues are derived from the following: the licensing of its surface modification and diagnostic technologies to major manufacturers, resulting in both license fees and ongoing royalty streams; the sale of reagents and diagnostic products; and contracts with the United States government and private industry to conduct biomedical research.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    CASH AND CASH EQUIVALENTS

    Cash and cash equivalents consist principally of money market instruments with original maturities of three months or less and are stated at cost which approximates fair value.

    INVESTMENTS


    Short-term and long-term investments consist of corporate debt securities and are classified as available-for-sale as of September 30, 1996 and 1997 and December 31, 1997. Investments classified as available-for-sale are reported at fair value with unrealized gains and losses excluded from operations and reported as a separate component of stockholders' equity, except for other-than-temporary impairments, which are reported as a charge to current operations and result in a new cost basis for the investment. As of September 30, 1996 and 1997 and December 31, 1997, the investments' amortized cost approximated fair value.


    INVENTORIES


    Inventories are stated at the lower of cost or market using the specific identification method and include direct labor, materials and overhead. Inventories consisted of the following:



                                                          SEPTEMBER 30,
                                                   ----------------------------  DECEMBER 31,
                                                       1996           1997           1997
                                                   -------------  -------------  ------------
Raw materials....................................   $    85,197    $    67,099    $  110,313
Finished products................................       175,571        196,909       148,672
                                                   -------------  -------------  ------------
    Total........................................   $   260,768    $   264,008    $  258,985
                                                   -------------  -------------  ------------
                                                   -------------  -------------  ------------


    PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost and are depreciated using the straight-line method over five years, the estimated useful lives of the assets. Amortization of leasehold improvements is recorded on a straight-line basis over the estimated useful lives of the assets or the lease term, whichever is shorter.

                                SURMODICS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    OTHER ASSETS


    Other assets consist principally of patents, which are amortized over seven to twelve years. Accumulated amortization is $12,000, $23,000 and $27,000 as of September 30, 1996 and 1997 and December 31, 1997, respectively.


    REVENUE RECOGNITION

    Royalties are recognized as third-party licensees report sales of the product or as minimum royalties become due. Initial nonrefundable license fees are recognized as revenue upon execution of the license agreement. Certain nonrefundable license and research and development fees are recoverable by the licensees as offsets against a percentage of future earned royalties. Revenues on product sales are recognized as products are shipped and for research and development as performance progresses under the applicable government contract or commercial development agreement.


    Cash received prior to performance is recorded as deferred revenues in the accompanying balance sheets. Deferred revenues also include advance payments from a third-party licensee to the Company. The advance payments are being applied as a reduction of amounts otherwise due for earned royalties up to $75,000 per quarter and were fully absorbed during the first quarter of fiscal 1998.



    As of December 31, 1997, the Company had approximately $2.1 million of signed government contracts on which work is yet to be performed and revenue has yet to be earned.


    MAJOR CUSTOMERS


    Revenues from customers which exceed 10% of total revenues are as follows:



                                                                                                     THREE MONTHS ENDED
                                                                      YEARS ENDED SEPTEMBER 30,
                                                                                                        DECEMBER 31,
                                                                   -------------------------------  --------------------
                                                                     1995       1996       1997       1996       1997
                                                                   ---------  ---------  ---------  ---------  ---------
Government agencies..............................................         20%        21%        16%        13%        12%
Commercial:
  Company A......................................................         23         24         21         19         28
  Company B......................................................         12     --         --         --         --



    Accounts receivable from these customers were as follows:



                                                          SEPTEMBER 30,
                                                   ----------------------------  DECEMBER 31,
                                                       1996           1997           1997
                                                   -------------  -------------  -------------
Government agencies..............................    $  59,000      $  78,000      $  --
Commercial:
  Company A......................................       73,000          5,000          5,000


    INCOME TAXES

    The Company utilizes the liability method to account for income taxes, and deferred taxes are based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws.

                                SURMODICS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

    NET INCOME (LOSS) PER SHARE (PRO FORMA)



    Net income (loss) per share (pro forma) was computed by dividing net income
(loss) by the weighted average shares outstanding (pro forma). Basic weighted average shares outstanding includes common shares outstanding, the conversion of Series A Convertible Preferred Stock into common stock, and common stock equivalents issued within the 12-month period prior to the proposed initial public offering at a price less than the proposed public offering price using the treasury stock method. Diluted weighted average shares outstanding includes the basic weighted average shares outstanding and dilutive common stock equivalents.


    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from those estimates.

    NEW ACCOUNTING PRONOUNCEMENTS


    In March 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share," which changed the way companies calculated their earnings per share
(EPS). SFAS No. 128 replaced primary EPS with basic EPS. Basic EPS is computed by dividing reported earnings by weighted average shares outstanding, excluding potentially dilutive securities. Fully diluted EPS, termed diluted EPS under SFAS No. 128, is also to be disclosed. The Company adopted SFAS No. 128 in fiscal 1998, at which time all prior year EPS was restated in accordance with SFAS No. 128.


    In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in financial statements. The Company will adopt the provisions of SFAS No. 130 in fiscal 1999.

    In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes a new model for segment reporting, called the "management approach" and requires certain disclosures for each segment. The management approach is based on the way the chief operating decision maker organizes segments within a company for making operating decisions and assessing performance. The Company will be required to adopt the provisions of SFAS No. 131 in fiscal 1999.


    INTERIM FINANCIAL INFORMATION (UNAUDITED)



    The accompanying balance sheet as of December 31, 1997, the statements of operations and cash flows for the three months ended December 31, 1996 and 1997 and the statement of stockholders' equity for the three months ended December 31, 1997 are unaudited but, in the opinion of management, include all adjustments, consisting solely of normal recurring adjustments necessary for a fair presentation of results for these interim periods. The results of operations for the three months ended December 31, 1997 are not necessarily indicative of results to be expected for the entire fiscal year.

                                SURMODICS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


3. STOCKHOLDERS' EQUITY:

    AUTHORIZED SHARES

    The authorized capital stock of the Company consists of 20,450,000 shares of capital stock, $0.05 per share par value, of which 15,000,000 shares are common stock, 450,000 shares are Series A Convertible Preferred Stock and 5,000,000 shares are undesignated.

    STOCK SPLIT

    On December 22, 1997, the Company's board of directors approved a 4-for-1 stock split of all the Company's outstanding common stock. All share and per share data have been restated for all periods presented to reflect the common stock split.

    PREFERRED STOCK RIGHTS

    The Series A Convertible Preferred Stock has certain preferential liquidation, conversion and dividend rights as follows:

a. In the event of liquidation of the Company, the holders of these shares are entitled to receive $13.50 per share unless a greater amount would be distributed or paid with respect to each common share assuming the conversion of all outstanding preferred shares.

b. Each preferred share is convertible, at the option of the holder, at any time into four shares of voting common stock, subject to adjustment, with automatic conversion upon the closing of a registered public offering meeting certain minimum parameters.

c. Holders of preferred stock are entitled to receive dividends if, as and when declared by the board of directors.

    RESTRICTED STOCK AWARDS

    The Company has entered into restricted stock agreements with certain key employees, covering the issuance of voting common stock (the Restricted Stock). The Restricted Stock will be released to the key employees if they are employed by the Company at the end of a five-year waiting period. Unearned compensation has been recognized for the estimated fair value of the applicable common shares, reflected as a reduction of stockholders' equity, and is being charged to operations over the five-year waiting period.

                                SURMODICS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


3. STOCKHOLDERS' EQUITY: (CONTINUED)
    Transactions in restricted stock are as follows:


                                                                                      SHARES
                                                                                     ---------
Outstanding at September 30, 1994..................................................     63,200
  Granted..........................................................................     24,000
                                                                                     ---------
Outstanding at September 30, 1995..................................................     87,200
  Canceled.........................................................................     (4,800)
                                                                                     ---------
Outstanding at September 30, 1996..................................................     82,400
  Granted..........................................................................     44,000
                                                                                     ---------
Outstanding at September 30, 1997..................................................    126,400
  Issued...........................................................................    (42,400)
  Canceled.........................................................................     (4,000)
                                                                                     ---------
Outstanding at December 31, 1997...................................................     80,000
                                                                                     ---------
                                                                                     ---------


    STOCK PURCHASE NOTES RECEIVABLE

    The Company established a loan program during fiscal 1997 to assist employees in purchasing shares of the Company's stock. The loans are collateralized by the employees' purchased shares and require annual interest payments at a rate equal to prime at the date of issuance, with principal and any unpaid interest due at the earlier of five years after the date of issuance, three months after termination of employment, or six months after the Company's common stock becomes available to the public. Employees may borrow up to 100% of the option price for the shares purchased or up to 100% of their previous investment in the Company's stock.

4. STOCK-BASED COMPENSATION PLANS:

    Upon adoption of the Company's 1997 Incentive Stock Option Plan (the Plan), which replaced the 1987 Incentive Stock Option Plan, 600,000 shares of voting common stock were reserved for issuance to employees and officers. The Plan requires that the option price per share cannot be less than 100% of the fair market value of the common stock (as determined by the board of directors) on the date of the grant of the option or 110% with respect to optionees who own more than 10% of the total combined voting power of all classes of stock. Options expire in five years or upon termination of employment and are exercisable at a rate of 20% per year from the date of grant.

    Nonqualified options have been granted to outside directors, employees and officers. The options have been granted at fair market value, as determined by the board of directors at the date of grant. Options expire in five to ten years and are exercisable at a rate of 20% per year from the date of grant or 20% per year commencing two years after the date of grant.

                                SURMODICS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


4. STOCK-BASED COMPENSATION PLANS: (CONTINUED)
    Information regarding stock options under all plans is summarized as follows:

                                                                                                                THREE
                                                           YEARS ENDED SEPTEMBER 30,                            MONTHS
                                   -------------------------------------------------------------------------    ENDED
                                                                                                               DECEMBER
                                            1995                     1996                     1997             31, 1997
                                   -----------------------  -----------------------  -----------------------  ----------
                                                WEIGHTED                 WEIGHTED                 WEIGHTED
                                                 AVERAGE                  AVERAGE                  AVERAGE
                                                EXERCISE                 EXERCISE                 EXERCISE
OPTIONS                              SHARES       PRICE       SHARES       PRICE       SHARES       PRICE       SHARES
---------------------------------  ----------  -----------  ----------  -----------  ----------  -----------  ----------
Outstanding, beginning of
  period.........................     856,000   $    3.81    1,396,280   $    4.35    1,163,600   $    4.52    1,204,800
  Granted........................     592,400        5.00        5,400        5.00      157,400        5.00       38,200
  Exercised......................     (36,040)       2.57      (71,628)       3.04      (45,388)       4.01       --
  Canceled.......................     (16,080)       3.55     (166,452)       3.78      (70,812)       4.51       (2,600)
                                   ----------       -----   ----------       -----   ----------       -----   ----------
Outstanding, end of period.......   1,396,280   $    4.35    1,163,600   $    4.52    1,204,800   $    4.60    1,240,400
                                   ----------       -----   ----------       -----   ----------       -----   ----------
                                   ----------       -----   ----------       -----   ----------       -----   ----------
Exercisable, end of period.......     448,880   $    3.84      436,760   $    4.26      589,320   $    4.42      670,880
                                   ----------       -----   ----------       -----   ----------       -----   ----------
                                   ----------       -----   ----------       -----   ----------       -----   ----------
Weighted average fair value of
  options granted................                           $     3.23               $     3.30               $     2.93
                                                            ----------               ----------               ----------
                                                            ----------               ----------               ----------

                                    WEIGHTED
                                     AVERAGE
                                    EXERCISE
OPTIONS                               PRICE
---------------------------------  -----------
Outstanding, beginning of
  period.........................   $    4.60
  Granted........................        5.00
  Exercised......................      --
  Canceled.......................        5.00
                                        -----
Outstanding, end of period.......   $    4.61
                                        -----
                                        -----
Exercisable, end of period.......   $    4.39
                                        -----
                                        -----
Weighted average fair value of
  options granted................



    The options outstanding at December 31, 1997 have exercise prices ranging between $2.50 and $5.00, with a weighted average exercise price of $4.61 and a weighted average remaining contractual life of 2.98 years.



    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in fiscal 1996, fiscal 1997 and for the first quarter of fiscal 1998, respectively: risk-free interest rates of 6.43%, 6.24% and 5.85%; expected lives of 5, 5.57 and 5 years; and expected volatility of 73% for fiscal 1996 and fiscal 1997 and 63% for the first quarter of fiscal 1998.



    The Company accounts for the options under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for the options been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income (loss) would have been the following pro forma amounts:



                                                     YEARS ENDED         THREE MONTHS ENDED
                                                    SEPTEMBER 30,           DECEMBER 31,
                                               -----------------------  ---------------------
                                                  1996         1997       1996        1997
                                               -----------  ----------  ---------  ----------
Net income (loss):
  As reported................................  $  (193,727) $  235,673  $  26,235  $  151,024
  Pro forma..................................     (194,890)    155,541     20,026     120,281
Net income (loss) per common share:
  As reported diluted........................  $      (.04) $      .04  $     .00  $      .03
  Pro forma diluted..........................         (.04)        .03        .00         .02


    Because the SFAS No. 123 method of accounting has not been applied to options granted prior to October 1, 1995, the resulting pro forma information may not be representative of that to be expected in future periods.

                                SURMODICS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


5. INCOME TAXES:

    Deferred income taxes consisted of the following as of September 30:

                                                                      1996           1997
                                                                  -------------  -------------
Deferred tax assets.............................................  $   3,025,000  $   2,850,000
Less--Valuation allowance.......................................     (3,025,000)    (2,850,000)
                                                                  -------------  -------------
  Net deferred tax assets.......................................  $    --        $    --
                                                                  -------------  -------------
                                                                  -------------  -------------

    These deferred tax assets result from differences in the recognition of transactions for income tax and financial reporting purposes. The principal temporary differences relate to certain financial reserves not deductible for tax purposes until paid, a capital loss carryforward and net operating loss carryforwards.

    The Company's net operating loss carryforwards of approximately $6.4 million at September 30, 1997 expire in varying amounts through 2011. Certain restrictions under the Tax Reform Act of 1986, caused by the change in ownership resulting from sales of common and convertible preferred stocks, may limit annual utilization of the net operating loss carryforwards. The Company also has $519,000 of capital loss carryforwards at September 30, 1997, which expire in 2001. A valuation allowance for the full amount of the deferred tax asset has been established due to the uncertainty of realization.

    During fiscal 1997, the Company utilized $64,000 of net operating loss carryforwards to offset the 1997 income tax liability.

6. COMMITMENTS AND CONTINGENCIES:

    OPERATING LEASES


    The Company leases its office and laboratory space under an operating lease that expires in fiscal 2000. The lease provides for base monthly payments, which increase annually, and additional amounts to cover the Company's share of common area expenses and property taxes. The Company is responsible for maintenance, insurance and other normal operating costs. Rental expense for the base monthly payments and additional costs was approximately $280,000, $290,000, $290,000, $73,000 and $74,000 for the years ended September 30, 1995, 1996 and 1997, and the three months ended December 31, 1996 and 1997, respectively.



    As of December 31, 1997, future commitments under the operating lease are as follows:



1998 (nine months ended September 30, 1998).......................  $ 158,000
1999..............................................................    216,000
2000..............................................................     54,000
                                                                    ---------
                                                                    $ 428,000
                                                                    ---------
                                                                    ---------


    GOVERNMENT CONTRACTS

    Under provisions contained in the government research contracts, representatives of the government agencies have the right to access and review the Company's underlying records of contract costs. The government retains the right to reject expenses considered unallowable under the terms of the contract.

                                SURMODICS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


6. COMMITMENTS AND CONTINGENCIES: (CONTINUED)
The Defense Contract Audit Agency has reviewed the contracts through 1989. In the opinion of management, future amounts due, if any, with respect to open contract years will not have a material impact on the financial position or results of operations of the Company.

7. DEFINED CONTRIBUTION PLAN:


    The Company has a profit-sharing/401(k) retirement and savings plan for the benefit of qualified employees. Under the plan, qualified employees may elect to defer up to 15% of their compensation, subject to a maximum limit determined by the Internal Revenue Service. The Company, at the discretion of the board of directors, may elect to make an additional contribution. Contributions of approximately $67,000, $78,000, $86,000, $16,000 and $33,000 have been charged to operations for the years ended September 30, 1995, 1996 and 1997, and the three months ended December 31, 1996 and 1997, respectively.


8. EVENTS SUBSEQUENT TO DATE OF REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS:

    INITIAL PUBLIC OFFERING

    The Company has filed a Registration Statement with the Securities and Exchange Commission for the sale of up to 2,000,000 shares (excluding the Underwriters' over-allotment option to purchase an additional 300,000 shares) of common stock (the Offering). The Company intends to use the net proceeds from the Offering (estimated to be approximately $14.5 million) for research and development, sales and marketing and upgrades to its manufacturing equipment, to strengthen its patent protection and for working capital and general corporate purposes.


    PRO FORMA BALANCE SHEET AND STATEMENT OF STOCKHOLDERS' EQUITY AS OF DECEMBER
     31, 1997



    As discussed in Note 3, each share of the Series A Convertible Preferred Stock will be automatically converted into four shares of voting common stock upon the closing of the Offering and, subject to stockholder approval, the authorized shares of Series A Convertible Preferred Stock will be eliminated and this class of stock canceled. The Company's pro forma balance sheet and pro forma statement of stockholders' equity as of December 31, 1997 give effect to the conversion.

[PHOTOGRAPH OF THE MIXING OF THE REAGENTS]


PhotoLink is a simple, light-activated coating technology. Reagent is dissolved into solution, applied to the device, and the device is exposed to a light source. The PhotoLink process is quick, uses cost-effective equipment, and is easily incorporated into existing manufacturing operations.


                                                      [PHOTOGRAPH OF DIPPING THE
                                                        DEVICE INTO THE REAGENT]

[PHOTOGRAPH OF PREPARING THE COATED
DEVICE FOR EXPOSURE TO DIRECT LIGHT]

                                                         [PHOTOGRAPH OF A COATED
                                                                       CATHETER]

                                     [LOGO]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                                   PAGE
                                                 ---------
Prospectus Summary.............................          2
Risk Factors...................................          5
Use of Proceeds................................         12
Dividend Policy................................         12
Capitalization.................................         13
Dilution.......................................         14
Selected Financial Data........................         15
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................         16
Business.......................................         20
Management.....................................         32
Principal Stockholders.........................         37
Description of Capital Stock...................         38
Shares Eligible for Future Sale................         40
Underwriting...................................         42
Legal Matters..................................         43
Experts........................................         43
Available Information..........................         43
Index to Financial Statements..................        F-1


                            ------------------------

UNTIL             , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                2,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                          JOHN G. KINNARD AND COMPANY,
                                  INCORPORATED

                                          , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 302A.521, subd. 2, of the Minnesota Statutes requires the Company to indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with respect to the Company, against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions if such person (1) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties or fines; (2) acted in good faith; (3) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions occurring in the person's performance in the official capacity of director or, for a person not a director, in the official capacity of officer, board committee member or employee, reasonably believed that the conduct was in the best interests of the Company, or, in the case of performance by a director, officer or employee of the Company involving service as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the Company. In addition, Section 302A.521, subd. 3, requires payment by the Company, upon written request, of reasonable expenses in advance of final disposition of the proceeding in certain instances. A decision as to required indemnification is made by a disinterested majority of the Board of Directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the Board, by special legal counsel, by the stockholders, or by a court.

    Provisions regarding indemnification of officers and directors of the Company are contained in Section 5.1 of the Bylaws (Exhibit 3.2 to this Registration Statement). The Company is in the process of obtaining a director and officer liability policy.

    Under Section 6 of the Underwriting Agreement, filed as Exhibit 1.1 hereto, the Underwriters agree to indemnify, under certain conditions, the Company, its directors, certain of its officers and persons who control the Company within the meaning of the Securities Act against certain liabilities.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following expenses will be paid by the Company in connection with the distribution of the securities registered hereby and do not include the underwriting discount to be paid to the Underwriters. All of such expenses, except for the SEC registration fee, NASD fee and Nasdaq listing fee, are estimated.

SEC Registration Fee..............................................  $   5,768
NASD Fee..........................................................      2,455
Nasdaq National Market Listing Fee................................     35,000
Legal Fees........................................................    100,000
Accountants' Fees and Expenses....................................     70,000
Printing Expenses.................................................     50,000
Blue Sky Fees and Expenses........................................      3,000
Transfer Agent Fees and Expenses..................................      5,000
Miscellaneous.....................................................     78,777
                                                                    ---------
  Total...........................................................  $ 350,000
                                                                    ---------
                                                                    ---------

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES.

    During the past three years, the Registrant has sold the securities listed below pursuant to exemptions from registration under the Securities Act. The information below is presented on a post stock split basis.


        1. On January 6, 1995, the Company issued an aggregate of 18,000 shares of Common Stock to three directors at a price of $2.50 per share upon exercise of non-qualified stock options.


        2. On January 22, 1995, the Company issued 6,000 shares of Common Stock to an executive officer at a price of $2.50 per share upon exercise of an incentive stock option.

        3. On March 13, 1995, the Company issued 1,120 shares of Common Stock to an employee at a price of $3.64 per share upon exercise of an incentive stock option.

        4. On March 20, 1995, the Company issued 600 shares of Common Stock to an employee at a price of $2.50 per share upon exercise of an incentive stock option.

        5. On May 31, 1995, the Company issued an aggregate of 9,200 shares of Common Stock to eight employees, including one executive officer, at a price of $2.50 per share upon exercise of incentive stock options.

        6. On September 18, 1995, the Company issued an aggregate of 24,000 shares of Common Stock to six employees pursuant to restricted stock agreement at a price of $5.00 per share.

        7. On October 31, 1995, the Company issued an aggregate of 1,120 shares of Common Stock to an employee at a price of $3.64 per share upon exercise of non-qualified stock options.

        8. On October 31, 1995, the Company issued 3,200 shares and 1,400 shares of Common Stock to an employee at prices of $3.53 and 3.73 per share, respectively, upon exercise of incentive stock options.

        9. On February 4, 1996, the Company issued an aggregate of 16,400 shares of Common Stock to eight employees at a price of $2.50 per share upon exercise of incentive stock options.

        10. On February 4, 1996, the Company issued an aggregate of 12,000 shares of Common Stock to three directors at a price of $2.50 per share upon exercise of non-qualified stock options.

        11. On June 21, 1996, the Company issued 88 shares of Common Stock to an employee at a price of $5.00 per share upon exercise of an incentive stock option.

        12. On September 18, 1996, the Company issued an aggregate of 38,540 shares of Common Stock to 26 employees, including two executive officers, at a price of $3.38 per share upon exercise of incentive stock options.

        13. On January 1, 1997, the Company issued 44,000 shares of Common Stock pursuant to restricted stock agreements to 14 employees at a price of $5.00 per share.

        14. On April 29, 1997, the Company issued 600 shares of Common Stock to an employee at a price of $5.00 per share upon exercise of an incentive stock option.

        15. On April 29, 1997, the Company issued 400 shares of Common Stock to an employee at a price of $4.00 per share upon exercise of an incentive stock option.

        16. On May 5, 1997, the Company issued 20 shares of Common Stock to an employee at a price of $5.00 per share upon exercise of an incentive stock option.

        17. On September 21, 1997, the Company issued 44,368 shares of Common Stock to 14 employees, including two executive officers, at a price of $4.00 per share upon exercise of stock options.

    The above described sales of securities were made to officers, directors and employees of the Company in connection with stock option exercises pursuant to written compensatory benefit plans or restricted stock grants pursuant to written compensation contracts. The Company relied on Rule 701 or Section 4(2) of the Securities Act for these sales. Rule 701 exempts offers and sales by a nonpublic issuer of its own securities to employees and certain other classes of individuals. The Company relied on Section 4(2) for sales to officers and directors, who are accredited by definition, and for isolated sales to employees who were familiar with the Company's business (financial and otherwise). The purchasers of securities described above acquired them for their own account and not with a view to any distribution thereof to the public. The certificates evidencing the securities bear legends stating that the shares are not to be offered, sold or transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements. No underwriting commissions or discounts were paid with respect to the sales of unregistered securities described above.


ITEM 27.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


  EXHIBIT
  NUMBER     DESCRIPTION
-----------  -----------------------------------------------------------------------------------------------------
      1.1    Form of Underwriting Agreement
      3.1    Restated Articles of Incorporation, as amended
      3.2    Restated Bylaws*

      4.1    Restated Articles of Incorporation, as amended (filed as Exhibit 3.1)

      4.2    Restated Bylaws (filed as Exhibit 3.2)*

      4.3    Specimen Stock Certificate

      5.1    Opinion and Consent of Fredrikson & Byron, P.A.*

     10.1    Lease Agreement, dated November 18, 1991, relating to manufacturing and office space located at 9924
               West 74th Street, Eden Prairie, Minnesota*

     10.2    Company's 1987 Incentive Stock Option Plan, including specimen of Incentive Stock Option Agreement*

     10.3    Company's 1997 Incentive Stock Option Plan, including specimen of Incentive Stock Option Agreement*

     10.4    Form of Restricted Stock Agreement*

     10.5    Form of Non-qualified Stock Option Agreement*

     10.6    Form of License Agreement*

     10.7**  License Agreement with Abbott Laboratories dated November 20, 1990, as amended*

     10.8    Form of Promissory Note from Walter H. Diers, Jr. and James C. Powell*

     11      Statement re computation of pro forma per share earnings

     23.1    Consent of Fredrikson & Byron, P.A. (included in Exhibit 5.1)*

     23.2    Consent of Arthur Andersen LLP

     24      Power of Attorney (included on signature page of the Registration Statement)*

     27      Financial Data Schedule


------------------------


*   Previously filed.



** Portions of this document have been deleted and a confidentiality request regarding such portions has been filed with the SEC.

ITEM 28.  UNDERTAKINGS.

    The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

    The undersigned Registrant further undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on February 3, 1998.


                                SURMODICS, INC.

                                By:              /s/ DALE R. OLSETH
                                     -----------------------------------------
                                                   Dale R. Olseth
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER


    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURES                                       TITLE                         DATE
------------------------------------------------------  ------------------------------------  -------------------

                                                        President, Chief Executive Officer
                  /s/ DALE R. OLSETH                      and Chairman of the Board of
     -------------------------------------------          Directors (principal executive      February 3, 1998
                    Dale R. Olseth                        officer)

                          *                             Vice President and Chief Financial
     -------------------------------------------          Officer (principal financial and             *
                 Stephen C. Hathaway                      accounting officer)

                          *
     -------------------------------------------        Senior Vice President of Research              *
                   Patrick E. Guire                       and Technology and Director

                          *
     -------------------------------------------        Director                                       *
                Donald S. Fredrickson

                          *
     -------------------------------------------        Director                                       *
                  James J. Grierson

                          *
     -------------------------------------------        Director                                       *
                    David A. Koch

                      SIGNATURES                                       TITLE                         DATE
------------------------------------------------------  ------------------------------------  -------------------

                          *
     -------------------------------------------        Director                                       *
                 Kendrick B. Melrose

                          *
     -------------------------------------------        Director                                       *
                  Kenneth H. Keller



*By:  /s/ DALE R. OLSETH
      -------------------------
      Dale R. Olseth, AS
      ATTORNEY-IN-FACT
      Date: February 3, 1998

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                SURMODICS, INC.
                           EXHIBIT INDEX TO FORM SB-2


  EXHIBIT
  NUMBER     DESCRIPTION
-----------  ----------------------------------------------------------------------------------------
      1.1    Form of Underwriting Agreement
      3.1    Restated Articles of Incorporation, as amended
      3.2    Restated Bylaws*

      4.1    Restated Articles of Incorporation, as amended (filed as Exhibit 3.1)

      4.2    Restated Bylaws (filed as Exhibit 3.2)*

      4.3    Specimen Stock Certificate

      5.1    Opinion and Consent of Fredrikson & Byron, P.A.*

     10.1    Lease Agreement, dated November 18, 1991, relating to manufacturing and office space located at 9924 West 74th Street, Eden Prairie, Minnesota*

     10.2    Company's Incentive 1987 Stock Option Plan, including specimen of Incentive Stock Option
               Agreement*

     10.3    Company's Incentive 1997 Stock Option Plan, including specimen of Incentive Stock Option
               Agreement*

     10.4    Form of Restricted Stock Agreement*

     10.5    Form of Non-qualified Stock Option Agreement*

     10.6    Form of License Agreement*

     10.7**  License Agreement with Abbott Laboratories dated November 20, 1990, as amended*

     10.8    Form of Promissory Note from Walter H. Diers Jr. and James C. Powell*

     11      Statement re computation of pro forma per share earnings

     23.1    Consent of Fredrikson & Byron, P.A. (included in Exhibit 5.1)*

     23.2    Consent of Arthur Andersen LLP

     24      Power of Attorney (included on signature page of the Registration Statement)*

     27      Financial Data Schedule


------------------------


*   Previously filed.



** Portions of this document have been deleted and a confidentiality request regarding such portions has been filed with the SEC.